SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SEMI-ANNUAL REPORT

(From January 1, 2016 to June 30, 2016)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “H1” OF A FISCAL YEAR ARE REFERENCES TO THE SIX-MONTH PERIOD ENDED JUNE 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

(1)	Corporate bonds

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	April 2014	AA	NICE Information Service Co., Ltd. (AAA ~ D)
September 2014
April 2015
June 2016
	March 2014	AA	Korea Investors Service, Inc. (AAA ~ D)
April 2015
April 2016
	March 2014	AA	Korea Ratings Corporation (AAA ~ D)
September 2014
May 2015
April 2016

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition

Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Commercial paper	October 2015	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2015	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	June 2016	A1	Korea Investors Service, Inc. (A1 ~ D)
	June 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of June 30, 2016)

There were no changes to our issued capital stock during the semi-annual reporting period ended June 30, 2016.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of June 30, 2016)

(Unit: share)
Description		Number of shares
A. Total number of shares issued: (1)	Common shares (1)	357,815,700

	Preferred shares	—

B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2016 H1	2015	2014
Par value (Won)		5,000	5,000	5,000
Profit for the year (million Won)(1)		(69,149)	966,553	904,268
Earnings per share (Won)(2)		(193)	2,701	2,527

Total cash dividend amount for the period (million Won)		—	178,908	178,908

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)		—	18.51%	19.78%
Cash dividend yield (%)(3)	Common shares	—	1.97%	1.47%
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	500	500
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to us as owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of June 30, 2016, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of June 30, 2016, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2016 H1 consolidated operating results highlights

(Unit: In billions of Won)
2016 H1	Display business
Sales Revenue	11,844
Gross Profit	1,237
Operating Profit	84

B.	Industry

(1)	Industry characteristics and growth potential

•	The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2016 H1	2015	2014
Panels for Televisions(1)	28.2%	25.4%	25.0%
Panels for Monitors	38.8%	39.0%	32.7%
Panels for Notebook Computers	28.1%	27.3%	27.5%
Panels for Tablet Computers	25.7%	22.5%	27.0%

Total	29.9%	27.7%	26.9%

Source: Large-Area Display Market Tracker (IHS Technology)

(1)	Includes panels for public displays.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied ultra-high definition (“Ultra HD”) OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our ultra-large and high definition Ultra HD television panels and 21:9 screen aspect ratio ultra-wide IPS curved monitors, and have prepared our production facilities to produce products with in-TOUCH technology.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2016 H1 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	10,854 (91.6%)
		Display panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	990 (8.4%)

Total					11,844 (100.0%)

- Period: January 1, 2016 ~ June 30, 2016.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the second quarter of 2016 decreased slightly by approximately 4% from the first quarter of 2016, largely as a result of a decrease in the shipment of small- and medium-sized panels, which generally have higher average selling prices per square meter of net display area compared to other products, while average selling prices of LCD panels exhibited varying trends according to demand by product category. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

	(Unit: US$ / m2)
Description	2016 Q2	2016 Q1	2015 Q4	2015 Q3
Display panel (1)(2)	504	525	632	622

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost (1)	Ratio (%)	Suppliers
Display	Raw materials	Backlights	Display panel manufacturing	1,320	19.86%	HeeSung Electronics, etc.
		Polarizers		1,096	16.49%	LG Chem, etc.
		Glass		789	11.87%	NEG, Asahi Glass, etc.
		Printed circuit boards		737	11.09%	Korea SMT, etc.
		Others		2,704	40.68%

Total				6,647	100.00%

- Period: January 1, 2016 ~ June 30, 2016.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2016 H1(1)	2015(2)	2014(2)
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	4,797	9,781	9,573

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 6 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2016 H1	2015	2014
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	4,310	8,609	8,425

- Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2016 H1	Actual working hours in 2016 H1	Average utilization ratio
Gumi	4,368 (1) (182 days) (2)	4,227 (1) (176 days) (2)	96.8%
Paju	4,368 (1) (182 days) (2)	4,344 (1) (181 days) (2)	99.5%
Guangzhou	4,368 (1) (182 days) (2)	4,368 (1) (182 days) (2)	100.0%
Ochang	4,368 (1) (182 days) (2)	3,840 (1) (160 days) (2)	87.9%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2015, our total capital expenditures on a cash out basis was ~~W~~2.4 trillion. In 2016, we currently expect that our total capital expenditures on a cash out basis will be higher than in 2015, in order to fund the construction of our P10 fabrication facility in Paju, Korea and expansion of our OLED panel production capacities, while maintaining and making improvements to our existing facilities. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2016 H1	2015	2014
Display	Products, etc.	Display panel	Overseas (1)	10,854	23,847	24,341
			Korea (1)	990	2,609	2,692
			Total	11,844	26,456	27,033

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of June 30, 2016, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•	In the smartphone, industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, in-TOUCH and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers. Our main competitors in the industry include Samsung Display, AU Optronics, Innolux, Sharp, BOE, CSOT, Japan Display, CPT, HannStar, Panasonic LCD and CEC Panda.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•	As of June 30, 2016, we have entered into an aggregate of US$200 million in Won/US$ forward foreign exchange contracts with Crédit Agricole and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a gain on valuation of derivative instruments in the amount of ~~W~~3,506 million with respect to currency derivative instruments held as of June 30, 2016.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•	As of June 30, 2016, we have entered into an aggregate of ~~W~~350 billion in interest rate swap agreements with Shinhan Bank and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a loss on valuation of derivative instruments in the amount of ~~W~~2,883 million with respect to interest rate derivative instruments held as of June 30, 2016.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
	Items	2016 H1	2015	2014
	Material Cost	330,313	679,603	762,008
	Labor Cost	249,365	510,455	542,857
	Depreciation Expense	73,873	196,799	249,306
	Others	64,950	159,983	233,422

	Total R&D-Related Expenditures	718,501	1,546,840	1,787,593

	Selling & Administrative Expenses	421,239	995,336	987,594
Accounting Treatment (1)	Manufacturing Cost	123,934	324,437	532,918
	Development Cost (Intangible Assets)	173,328	227,067	267,081

	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	6.1%	5.4%	6.8%

(1)	For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs, and the amounts for 2014 and 2015 have been restated.

B.	R&D achievements

Achievements in 2014

(1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

•	Added white pixels to increase transmittance by 55% compared to conventional display panels

•	Developed energy conservation technology for Ultra HD products

(2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch FHD)

•	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

•	Reduced panel PAD parts and minimized bezel size

(3)	Developed our first 79-inch Ultra HD product

•	New size in our product lineup

•	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

(4)	Developed the world’s first 4 sided borderless like product (49-inch, 55-inch and 60-inch FHD)

•	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

(5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

•	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

•	Same level of performance as 6Mask panels

(6)	Developed the world’s first LTPS AH-IPS photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

•	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

•	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

(7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

•	Achieved ultra-light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

•	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

(8)	Developed LTPS AH-IPS Quad HD (“QHD”) smartphone product (5.5-inch QHD, 538 ppi, LG Electronics’ G3 model smartphone)

•	LTPS AH-IPS QHD smartphone product developed in April 2014

•	Width of panel bezel: 0.95 mm (L/R); luminance: 500 nit; G1F Touch Direct Bonded LCM

(9)	Developed our first curved Ultra HD product (65-inch and 55-inch Ultra HD)

•	The curved LCM retains the same panel transmissivity as a conventional flat LCM through application of BM-less COT structure with a double pigment lamination

•	Realized curved LCM technology by applying Frame (Horizontal / Vertical / Center) Structure and Curved C/T & Guide Panel Technologies

(10)	Developed the world’s first 6-inch plastic OLED product

•	Developed the world’s first curved display with a curvature radius (“R”) of 700

•	Precursor to the development of future bendable, foldable and rollable display products

(11)	Developed the world’s first 34-inch curved monitor product (3,800R)

•	Launched the world’s first blade type 21:9 screen aspect ratio 34-inch wide QHD 3,800R curved monitor product and created a new market and standard for curved monitor products

•	Achieved curvature of 3,800R by using annealing process and setting up assembly equipment utilizing 0.4t glass for curved panels and pol edge type curved backlight

(12)	Developed the world’s first AH-IPS FHD GIP/DRD product (15.6-inch notebook product)

•	The world’s first AH-IPS FHD (more than 142 ppi) GIP/DRD product developed in September 2014

•	Increased cost competitiveness by developing GIP/DRD technology

(13)	Developed the world’s first in-TOUCH LTPS smartphone product (4.5-inch HD product)

•	Completed development of an AH-IPS LTPS product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in July 2014 (450 nit luminance; L/R panel bezel of 1.00 mm; module thickness of 2.28 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(14)	Developed the world’s first in-TOUCH a-Si smartphone product (4.5-inch WVGA product)

•	Completed development of an AH-IPS a-Si product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in August 2014 (450 nit luminance; L/R panel bezel of 1.35 mm; module thickness of 2.6 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(15)	Developed the world’s first Ultra HD+ curved (6,000R) product (105-inch Ultra HD)

•	The world’s first large 105-inch 21:9 screen aspect ratio Ultra HD curved (6,000R) display product

(16)	Developed our first 98-inch Ultra HD product

•	Our new line of 98-inch Ultra HD products

•	Achieved ultra-high definition through utilizing the direct BLU local dimming and FCIC circuit compensation algorithm.

(17)	Developed four sided product with even bezels (5.9 mm) for commercial use (42-inch, 49-inch and 55-inch FHD product)

•	Developed our first 4 sided even bezel product (off bezel: 5.9 mm)

•	Reduced panel PAD and lower bezel thickness

•	Improved PAC transmittance and after image reliability

(18)	Developed our first 60-inch Ultra HD product

•	Our new line of 60-inch Ultra HD products

•	Achieved narrow panel bezel of 7.8 mm

(19)	Developed the world’s first circular plastic OLED product (1.3 F)

•	Developed the world’s first circular plastic OLED product in September 2014

•	Developed ultrathin display module of 559 µm (without cover window)

•	Lowered power consumption by developing Power Save Mode algorithm

•	Display can be turned on without powering the P-IC

(20)	Developed the world’s first four sided borderless OLED television product (55-inch)

•	Product developed using the world’s first four sided borderless technology utilizing reverse tab bonding manufacturing process in September 2014

(21)	Developed the world’s first ultra-slim OLED television products (49-inch, 55-inch and 65-inch Ultra HD)

•	Achieved LCM thickness of 7.5 mm

•	Reduced thickness by combining exterior set with LCM parts (B/cover, M/cabinet)

(22)	Developed the world’s first 1:1 screen aspect ratio New Platform Monitor (26.5-inch; 1920 x 1920 resolution)

•	Creation of new market through the development of new 1:1 screen aspect ratio platform display

•	Development of high resolution display with four sided even bezels (on bezel: 8 mm)

(23)	Development of 14-inch FHD notebook product with three sided even bezels (3.9 mm)

•	World’s first notebook panel with three sided narrow bezels (top and side bezels: 3.9 mm)

•	Reduced GIP area by 50% compared to conventional GIP area

(24)	Development of 12.3-inch new display size UXGA tablet product

•	Developed new display panel size for tablet products: 12.3-inch UXGA (4:3 screen aspect ratio)

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 12.3 inches

Achievements in 2015

(1)	Developed the world’s narrowest, at the time, module bezel (0.7mm) LTPS smartphone display (5.3-inch FHD in-TOUCH)

•	Developed the world’s first FHD in-TOUCH display (LTPS 5.3-inch FHD) applying the “Neo Edge” module process (new manufacturing technology) in January 2015

•	Set-up glue & laser cutting process, 0.6mm panel bezel (L/R)

(2)	Developed the world’s first QHD in-TOUCH LTPS smartphone display (5.5-inch QHD)

•	Developed LTPS 5.5-inch QHD display applying LG Display’s new capacitive type in-cell touch technology with “all points sensing” in March 2015; luminance: 500nit, contrast ratio: 1500:1(using photo alignment & negative LC), 0.95mm panel bezel (L/R)

•	Delivered differentiated value proposition based on touch performance, simplified SCM process and competitive cost innovation

(3)	Developed the world’s narrowest, at the time, bezel videowall product (49-inch FHD)

•	Developed the world’s narrowest bezel videowall product (bezel to bezel 3.5mm)

•	Optimized sizing of panel PAD and mechanical bezel

(4)	Developed our first 43-inch Ultra HD slim and light LED television product

•	Achieved LCD module thickness of 8.4mm

•	Reduced thickness through publication of set LCM parts (back cover and middle cabinet)

(5)	Developed the world’s first Ultra HD OLED television product (55-inch, 65-inch and 77-inch Ultra HD)

•	Developed the world’s first Ultra HD television product lineup

(6)	Developed the world’s first Ultra HD television product applying DRD technology (55-inch, 49-inch and 43-inch Ultra HD)

•	World’s first application of Ultra HD DRD technology based on an RGBW(M+) pixel structure

•	Utilized RGBW(M+) technology to optimize picture quality (high definition, high luminance, low energy consumption and High Dynamic Range (HDR))

(7)	Developed our first Ultra HD asymmetric RGBW(M+) structure product (15.6-inch)

•	Improved panel transmittance, lowered energy consumption and enhanced outdoor visibility compared to previous models

(8)	Developed the world’s first “second display” LTPS smartphone product (5.7-inch QHD+)

•	Delivered differentiated set design through the realization of a second display by applying a panel exterior manufacturing process

•	Developed panel and instrumental optics technology for the independent operation of main display and second display

•	Developed advanced power consumption technology for the realization of “Always On Display” functionality for the second display

(9)	Developed the world’s first four sided borderless monitor product (23.8-inch FHD and 27-inch QHD)

•	Developed the world’s first four sided borderless design LCD module

•	Improved design by reducing lower bezel size from 12.6mm to 6.15mm (23.8-inch FHD)

(10)	Developed the world’s first in-TOUCH notebook product (15.6-inch and 14-inch FHD)

•	Improved touch functionality and cost competitiveness through world’s first application of in-TOUCH technology on notebook products

•	Simplified customer supply chain management by providing “touch” total solution

(11)	Developed the world’s first 15.6-inch FHD notebook narrow bezel (2.9mm) product

•	Ultra-light and narrow concept project for 15.6-inch line extension to LG Electronics’ 13.3-inch and 14-inch Gram products

•	Delivered differentiated design utilizing 2.9mm bezels (Top/L/R)

•	Ultra slim and light design (225g, 2.3t)

(12)	Developed 1900R curved monitor product (34-inch, 21:9 screen aspect ratio)

•	Strengthened product competitiveness by improving the curvature radius of 21:9 screen aspect ratio monitors (3800 reduced to 1900R)

•	Applied 0.25T etching to address looseness and backlight bleeding attributable to curved screen

•	Applied COT structure to enhance panel transmittance and address color mixing defects

(13)	Developed the world’s first four sided borderless 55-inch Ultra HD LED television product

•	Developed panel reverse structure in order to deliver a four-sided borderless product

(14)	Developed the world’s first a-Si 98-inch Quad Ultra HD 120Hz television product

•	Developed the world’s first drive technology for a-Si based extra-large 8K 120Hz panels

(15)	Developed the world’s first 65-inch 8K M+ product

•	Achieved cost competitiveness and maximized 8K transmittance by applying GIP/Source single bank for the first time in the world

•	Developed super resolution (4K enhanced to 8K) and M+ algorithm technologies

(16)	Developed our first 75-inch Ultra HD Signage product

•	Delivered 11.9mm thickness on large-size LCD module

Achievements in 2016

(1)	Developed the world’s narrowest, at the time, bezel videowall product (55-inch FHD, bezel to bezel 1.8mm)

•	Delivered 0.9mm even bezel, four-sided borderless product (bezel to bezel 1.8mm)

(2)	Developed the world’s first ultra-stretch format display product (86-inch, 58:9 screen aspect ratio)

•	Developed new display panel size and screen aspect ratio (86-inch, 58:9 screen aspect ratio)

•	Applied next-generation stain (per pixel) offset technology

(3)	Developed the world’s first ultra-large display product utilizing data single bank and GIP technology (86-inch Ultra HD)

•	Achieved cost-competitiveness by developing world’s first ultra-large display product utilizing data single bank and GIP technology

(4)	Developed the world’s first in-TOUCH monitor product (23-inch)

•	Improved touch functionality and strengthened cost-competitiveness by applying the world’s first in-TOUCH technology to monitor display products

•	Simplified customer software configuration management by providing touch total solution

(5)	Developed ultra-slim OLED television display product applying high dynamic range (65-inch, 800 nit luminance, 2.52 mm module thickness)

•	Applied high dynamic range (HDR) technology to achieve 800 nit peak luminance and improved display quality

•	Achieved module thickness of 2.52mm (without back cover) and 5.92mm (with back cover)

(6)	Developed combined 5.3-inch QHD in-TOUCH + 3D cover glass product for LG Electronics

•	Developed world class smart phone product (G5) through collaboration with other LG Group companies

•	Strengthened competitiveness of design by achieving processability and productivity for 0.4t 3D cover glass

•	Improved power consumption of AoD Mode from Self Font Generation technology and operation optimization

(7)	Developed the world’s first large-scale outdoor high luminance 3000 nit product (75-inch Ultra HD)

•	Developed the world’s first large-scale outdoor 75-inch Ultra HD, high luminance 3000 nit product

•	Achieved cost competitiveness and power consumption reduction through utilization of high transmittance M+ panel

(8)	Developed the world’s first FHD/Ultra HD multi-input Interactive Whiteboard product (75-inch Ultra HD)

•	Strengthened product competitiveness through delivery of customer FHD/Ultra HD selective input functionality

(9)	Developed our first 4.9mm depth Art Slim2 Ultra HD television (55-inch Ultra HD)

•	Strengthened design competitiveness through delivery of ultra-slim product with application of Glass Light Guide Plate

10.	Intellectual Property

As of June 30, 2016, our cumulative patent portfolio (including patents that have already expired) included a total of 30,001 patents, consisting of 14,338 in Korea and 15,663 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. As a designated company subject to greenhouse gas emission targets under the Framework Act on Low Carbon, Green Growth, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines. Furthermore, as a designated company subject to the Act on Allocation and Trading of Greenhouse Gas Emissions, if do not have enough emission credits, we may be required to purchase additional credits or be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2015 to the Korean government (i.e., the Ministry of Environment) in March 2016 after it was certified by the Korean Foundation for Quality, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

	(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2015	2014	2013
Greenhouse gases	7,348	7,537	6,922
Energy	60,146	60,002	61,092

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued greenhouse gas emission reduction activities, we received a special carbon management award in 2015 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to use environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In February 2015, we were issued a corrective order and assessed a fine of ~~W~~276 million, which we subsequently followed and paid, respectively, for violating the Occupational Health and Safety Act in connection with an accidental nitrogen gas exposure at one of our production facilities in Paju, Korea in January 2015. To prevent such accidents happening again in the future, we have strengthened our safety standards and management and employee education.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

	(Unit: In millions of Won)
Description	As of June 30, 2016	As of December 31, 2015	As of December 31, 2014
Current assets	9,180,432	9,531,634	9,240,629
Quick assets	6,727,354	7,179,965	6,486,531
Inventories	2,453,078	2,351,669	2,754,098
Non-current assets	13,386,557	13,045,526	13,726,394
Investments in equity accounted investees	311,568	384,755	407,644
Property, plant and equipment, net	10,901,601	10,546,020	11,402,866
Intangible assets	863,876	838,730	576,670
Other non-current assets	1,309,512	1,276,021	1,339,214
Total assets	22,566,989	22,577,160	22,967,023
Current liabilities	6,336,969	6,606,712	7,549,556
Non-current liabilities	3,883,521	3,265,492	3,634,057
Total liabilities	10,220,490	9,872,204	11,183,613
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	7,908,569	8,158,526	7,455,063
Other equity	(79,732)	(5,766)	(63,843)
Non-controlling interest	477,470	512,004	351,998

Total equity	12,346,499	12,704,956	11,783,410

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the six months ended June 30, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Revenue	11,844,343	28,383,884	26,455,529
Operating profit	83,912	1,625,566	1,357,255
Operating profit (loss) from continuing operations	(82,729)	1,023,456	917,404
Profit (loss) for the period	(82,729)	1,023,456	917,404
Profit (loss) attributable to:
Owners of the Company	(69,149)	966,553	904,268
Non-controlling interest	(13,580)	56,903	13,136
Basic earnings (loss) per share	(193)	2,701	2,527
Diluted earnings (loss) per share	(193)	2,701	2,527
Number of consolidated entities	19	18	18

B.	Financial highlights (Based on separate K-IFRS)

	(Unit: In millions of Won)
Description	As of June 30, 2016	As of December 31, 2015	As of December 31, 2014
Current assets	7,600,730	8,246,330	8,291,088
Quick assets	5,702,663	6,396,117	6,244,413
Inventories	1,898,067	1,850,213	2,046,675
Non-current assets	12,012,778	11,964,363	12,720,749
Investments	2,664,173	2,543,205	2,301,881
Property, plant and equipment, net	7,602,417	7,719,022	8,700,301
Intangible assets	646,361	607,398	548,078
Other non-current assets	1,099,827	1,094,738	1,170,489
Total assets	19,613,508	20,210,693	21,011,837
Current liabilities	5,498,335	6,505,979	7,550,330
Non-current liabilities	3,159,362	2,375,131	2,837,432
Total liabilities	8,657,697	8,881,110	10,387,762
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	6,915,619	7,289,333	6,583,607
Reserves	0	58	276
Total equity	10,955,811	11,329,583	10,624,075

	(Unit: In millions of Won, except for per share data)
Description	For the six months ended June 30, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Revenue	10,943,462	25,856,426	25,383,670
Operating profit (loss)	(207,737)	770,856	984,790
Operating profit (loss) from continuing operations	(192,696)	968,209	973,118
Profit (loss) for the period	(192,696)	968,209	973,118
Basic earnings (loss) per share	(539)	2,706	2,720
Diluted earnings (loss) per share	(539)	2,706	2,720

C.	Consolidated subsidiaries (as of June 30, 2016)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of June 30, 2016)

Company(1)	Investment Amount		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	2,936,759,345	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	511,071,000	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,654,693,079	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD	1,400,000	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,007,720,600	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~	800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY	5,703,466,124	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9,000,000	March 21, 2014	100%
Global OLED Technology LLC	US$	152,767,000	May 7, 2015	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1,223,960	May 27, 2015	100%
LG Display Vietnam Haiphong Co., Ltd.(2)	VND	2,187,870,000,000	May 13, 2016	100%
MMT (Money Market Trust)	~~W~~	130,300,000,000	March 31, 2016	100%
Suzhou Raken Technology Co., Ltd.(3)	CNY	637,079,715	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	~~W~~	33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	~~W~~	14,073,806,250	May 16, 2008	10%
AVACO Co., Ltd.(4)	~~W~~	6,172,728,120	June 9, 2008	16%
New Optics Ltd.	~~W~~	12,199,600,000	July 30, 2008	46%
Invenia Co., Ltd. (formerly LIG Invenia Co., Ltd.)	~~W~~	6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)(5)	~~W~~	11,900,000,000	May 22, 2009	14%
LB Gemini New Growth Fund No. 16(6)	~~W~~	4,839,704,518	December 7, 2009	31%
Can Yang Investments Limited	CNY	93,740,124	January 27, 2010	9%
YAS Co., Ltd.	~~W~~	10,000,000,000	September 16, 2010	19%
Narae Nanotech Corporation	~~W~~	30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.(7)	~~W~~	10,600,000,000	December 6, 2011	17%
Arctic Sentinel, Inc. (formerly Fuhu, Inc.)	US$	26,006,159	July 27, 2015	10%

Changes since December 31, 2015:

(1)	In March 2016, we completed the liquidation of LG Display U.S.A. Inc. We recovered ~~W~~380 million and recorded ~~W~~152 million, the excess over carrying value, as finance income. We conducted money market trust acquisitions in the amount of ~~W~~130,300 million during the reporting period.
(2)	In May 2016, LG Display Vietnam Haiphong Co., Ltd. was formed in Haiphong, Vietnam for the establishment of our oversease module production infrastructure. Our shareholding in such company as of June 30, 2016 was 100%.
(3)	On July 1, 2016, after the period covered in this semi-annual report, we acquired a 100% interest in the newly-formed Suzhou Lehui Display Co., Ltd. through a spin-off from and a stock-swap among the shareholders of Suzhou Raken Technology Co., Ltd.
(4)	In August 2016, after the period covered in this semi-annual report, we divested our entire shareholding interest in AVACO Co., Ltd. for ~~W~~16,857 million through after-hours trading.
(5)	In the first half of 2016, Wooree E&L Co., Ltd. conducted a rights offering in which we did not participate. As a result, our shareholding percentage interest in such company decreased from 21% as of December 31, 2015 to 14% as of March 31, 2016. As of March 31, 2016, we determined that the recoverability of such investment was uncertain and we recognized an impairment loss of ~~W~~6,137 million, an amount equal to the difference between the carrying amount and the recoverable amount of such investment, which loss was categorized as finance costs.
(6)	In February and June 2016, we redeemed from LB Gemini New Growth Fund No. 16 our principal investment of ~~W~~2,820 million and ~~W~~2,330 million, respectively. The investment did not affect our shareholding percentage interest.
(7)	In the first half of 2016, Avatec Co., Ltd. retired treasury stock. As a result, our shareholding percentage interest in such company increased from 16% as of December 31, 2015 to 17% as of June 30, 2016.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2016 H1	2015	2014
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	1,020 (440) (2)	990 (400) (2)	910 (326) (2)
Time required	6,096	17,530	16,380

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

None.

14.	Board of Directors

A.	Members of the board of directors

As of June 30, 2016 our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of June 30, 2016)
Name	Position	Primary responsibility
Yu Sig Kang(1)	Director (non-standing)	Chairman of the board of directors
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and President	Overall head of management
Sangdon Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Jin Jang	Outside Director	Related to the overall management
Joon Park(2)	Outside Director	Related to the overall management
Sung-Sik Hwang(3)	Outside Director	Related to the overall management
Kun Tai Han(4)	Outside Director	Related to the overall management

(1)	Yu Sig Kang is also a registered executive of LG Management Development Institute, a member company of the LG Group.
(2)	Joon Park was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 11, 2016.
(3)	Sung-Sik Hwang is also the president of Samchully Co., Ltd.
(4)	Kun Tai Han was appointed as an outside director at the annual general meeting of shareholders held on March 11, 2016. Mr. Han is also the chief executive officer of Hans Consulting.

B.	Committees of the board of directors

As of June 30, 2016, we had the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(As of June 30, 2016)
Committee	Composition	Member
Audit Committee	3 outside directors	Joon Park(1), Jin Jang, Sung-Sik Hwang
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Jin Jang, Sung-Sik Hwang(2)
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

(1)	Joon Park was reappointed for another term as a member of the audit committee of the board of directors at the annual general meeting of shareholders held on March 11, 2016
(2)	Sung-Sik Hwang was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on January 26, 2016.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of June 30, 2016): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of June 30, 2016): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of June 30, 2016:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	23,014	0.0%
Sangdon Kim	Related Party	2,500	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of June 30, 2016:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	32,813,120	9.17%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2016 H1

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(4)
Non-outside directors	3	1,820	(3)	607
Outside directors who are not audit committee members	1	26		26
Outside directors who are audit committee members	3	117		39

Total	7	1,963		—

(1)	Number of directors as at June 30, 2016.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the six months ended June 30, 2016.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2016 H1

	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	President	1,461	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han

Total remuneration

•    ~~W~~1,461 million (consisting of ~~W~~692 million in salary and ~~W~~769 million in bonus).

Salary

•    Annual salary is set in accordance with the executive compensation regulations established by the board of directors.

•    Annual salary is equally divided and paid on a monthly basis.

Bonus

•    Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•    Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

Name	Method of calculation

•    Financial indicators: For the year ended December 31, 2015, revenue was ~~W~~28,384 billion, which was a 7% improvement compared to the previous year’s revenue, and operating profit was ~~W~~1,626 billion, which was a 20% improvement compared to the previous year’s operating profit.

•    Non-financial indictors: We maintained industry-leading technology through the continual release of differentiated technologies and products while improving profit structure and market position and Mr. Han showed leadership in leading us.

(3)	Stock options

Not applicable.

B.	Employees

As of June 30, 2016, we had 32,330 employees (excluding our executive officers). On average, our male employees have served 8.4 years and our female employees have served 6.4 years. The total amount of salary paid to our employees for the six months ended June 30, 2016 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~995,026 million for our male employees and ~~W~~250,782 million for our female employees. The following table provides details of our employees as of June 30, 2016:

	(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2016 H1(2)(3)(4)	Total salary per capita(5)	Average years of service
Male	23,682	995,026	42	8.4
Female	8,648	250,782	29	6.4
Total	32,330	1,245,808	39	7.9

(1)	Includes part-time employees and contract-base professionals.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30, 2016 was ~~W~~187,931 million and the per capita welfare benefit provided was ~~W~~5.8 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,800, female: 8,786) for the six months ended June 30, 2016.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2016 and 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of June 30, 2016, the condensed consolidated interim statements of comprehensive income (loss) for each of the three-month and six-month periods ended June 30, 2016 and 2015, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 12(1) to the consolidated financial statements, the Group has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 19, 2016, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2015, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 5, 2016

This report is effective as of August 5, 2016 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of June 30, 2016 and December 31, 2015

(In millions of won)	Note	June 30, 2016		December 31, 2015
Assets
Cash and cash equivalents	9	~~W~~	975,775	751,662
Deposits in banks	9		1,476,501	1,772,337
Trade accounts and notes receivable, net	9,12,14		3,489,287	4,097,836
Other accounts receivable, net	9		129,454	105,815
Other current financial assets	9		18,794	4,904
Inventories	4		2,453,078	2,351,669
Prepaid income taxes			4,118	3,469
Other current assets			633,425	443,942

Total current assets			9,180,432	9,531,634
Deposits in banks	9		13	13
Investments in equity accounted investees	5		311,568	384,755
Other non-current financial assets	9		70,940	49,732
Property, plant and equipment, net	6,15		10,901,601	10,546,020
Intangible assets, net	7,15		863,876	838,730
Deferred tax assets	20		926,563	930,629
Other non-current assets			311,996	295,647

Total non-current assets			13,386,557	13,045,526

Total assets		~~W~~	22,566,989	22,577,160

Liabilities
Trade accounts and notes payable	9,14	~~W~~	2,412,440	2,764,694
Current financial liabilities	9,10		1,451,569	1,416,112
Other accounts payable	9,14		1,723,250	1,499,722
Accrued expenses			491,229	633,113
Income tax payable			45,734	91,726
Provisions	12		123,718	109,897
Advances received			58,608	51,127
Other current liabilities			30,421	40,321

Total current liabilities			6,336,969	6,606,712
Non-current financial liabilities	9,10		3,423,111	2,808,204
Non-current provisions			11,744	11,817
Defined benefit liabilities, net	11		349,917	353,798
Deferred tax liabilities	20		32,533	34,663
Other non-current liabilities			66,216	57,010

Total non-current liabilities			3,883,521	3,265,492

Total liabilities			10,220,490	9,872,204

Equity
Share capital	13		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,908,569	8,158,526
Reserves	13		(79,732)	(5,766)

Total equity attributable to owners of the Controlling Company			11,869,029	12,192,952

Non-controlling interests			477,470	512,004

Total equity			12,346,499	12,704,956

Total liabilities and equity		~~W~~	22,566,989	22,577,160

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2016 and 2015

(In millions of won, except earnings per share)	Note	For the three-month period ended June 30			For the six-month period ended June 30
		2016		2015	2016		2015
				Note 3(a)			Note 3(a)
Revenue	14,15	~~W~~	5,855,142	6,707,585	~~W~~	11,844,343	13,729,934
Cost of sales	4,14,16		(5,244,873)	(5,567,799)		(10,607,674)	(11,228,859)

Gross profit			610,269	1,139,786		1,236,669	2,501,075
Selling expenses	17		(159,112)	(191,749)		(325,769)	(381,826)
Administrative expenses	17		(151,209)	(144,503)		(299,133)	(288,932)
Research and development expenses			(255,557)	(315,426)		(527,855)	(598,309)

Operating profit			44,391	488,108		83,912	1,232,008

Finance income	19		23,402	40,896		76,214	69,211
Finance costs	19		(62,663)	(54,764)		(135,093)	(110,907)
Other non-operating income	18		189,461	254,588		629,802	507,129
Other non-operating expenses	18		(193,067)	(223,330)		(660,214)	(566,446)
Equity in income (loss) of equity accounted investees, net			9,269	1,438		8,646	(295)

Profit before income tax			10,793	506,936		3,267	1,130,700
Income tax expense	20		(94,709)	(144,360)		(85,996)	(292,373)

Profit (loss) for the period			(83,916)	362,576		(82,729)	838,327

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	11		(1,324)	(980)		(2,784)	(2,339)
Other comprehensive income (loss) from asssociates and joint ventures			—	(4)		210	(598)
Related income tax			321	237		674	566

			(1,003)	(747)		(1,900)	(2,371)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	19		—	14		(77)	30
Foreign currency translation differences for foreign operations			(62,527)	74,567		(77,833)	87,565
Other comprehensive income (loss) from asssociates and joint ventures			(6,692)	5,084		(6,371)	5,859
Related income tax			—	(61)		19	(37)

			(69,219)	79,604		(84,262)	93,417

Other comprehensive income (loss) for the period, net of income tax			(70,222)	78,857		(86,162)	91,046

Total comprehensive income (loss) for the period		~~W~~	(154,138)	441,433	~~W~~	(168,891)	929,373

Profit (loss) attributable to:
Owners of the Controlling Company			(71,593)	334,996		(69,149)	793,220
Non-controlling interests			(12,323)	27,580		(13,580)	45,107

Profit (loss) for the period		~~W~~	(83,916)	362,576	~~W~~	(82,729)	838,327

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(133,583)	404,802		(145,015)	870,511
Non-controlling interests			(20,555)	36,631		(23,876)	58,862

Total comprehensive income (loss) for the period		~~W~~	(154,138)	441,433	~~W~~	(168,891)	929,373

Earnings (loss) per share (In Won)
Basic earnings (loss) per share	21	~~W~~	(200)	936		(193)	2,217

Diluted earnings (loss) per share	21	~~W~~	(200)	936		(193)	2,217

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2016 and 2015

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	7,455,063	(63,843)	11,431,412	351,998	11,783,410

Total comprehensive income (loss) for the period
Profit for the period		—	—	793,220	—	793,220	45,107	838,327
Other comprehensive income (loss) (note 3(a))
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	23	23	—	23
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,773)	—	(1,773)	—	(1,773)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	73,780	73,780	13,755	87,535
Other comprehensive income (loss) from asssociates and joint ventures		—	—	(598)	5,859	5,261	—	5,261

Total other comprehensive income (loss)		—	—	(2,371)	79,662	77,291	13,755	91,046

Total comprehensive income for the period	~~W~~	—	—	790,849	79,662	870,511	58,862	929,373

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Capital contribution from non-controlling interests		—	—	—	—	—	100,141	100,141

Balances at June 30, 2015	~~W~~	1,789,079	2,251,113	8,067,004	15,819	12,123,015	511,001	12,634,016

Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income (loss) for the period
Loss for the period		—	—	(69,149)	—	(69,149)	(13,580)	(82,729)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)	—	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,110)	—	(2,110)	—	(2,110)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(67,537)	(67,537)	(10,296)	(77,833)
Other comprehensive income (loss) from asssociates and joint ventures		—	—	210	(6,371)	(6,161)	—	(6,161)

Total other comprehensive loss		—	—	(1,900)	(73,966)	(75,866)	(10,296)	(86,162)

Total comprehensive loss for the period	~~W~~	—	—	(71,049)	(73,966)	(145,015)	(23,876)	(168,891)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(10,658)	(10,658)

Balances at June 30, 2016	~~W~~	1,789,079	2,251,113	7,908,569	(79,732)	11,869,029	477,470	12,346,499

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(82,729)	838,327
Adjustments for:
Income tax expense	20		85,996	292,373
Depreciation	16		1,431,600	1,513,114
Amortization of intangible assets	16		169,680	196,417
Gain on foreign currency translation			(65,514)	(84,070)
Loss on foreign currency translation			90,698	70,788
Expenses related to defined benefit plans	11		110,559	99,518
Gain on disposal of property, plant and equipment			(6,951)	(8,797)
Loss on disposal of property, plant and equipment			2,488	137
Loss on disposal of intangible assets			20	11
Impairment loss on intangible assets			85	264
Finance income			(39,471)	(51,495)
Finance costs			87,006	76,636
Equity in loss (income) of equity method accounted investees, net			(8,646)	295
Other income			(659)	(1,478)
Other expenses			89,840	180,845

			1,946,731	2,284,558
Change in trade accounts and notes receivable			601,266	(254,713)
Change in other accounts receivable			(28,647)	44,366
Change in other current assets			(176,900)	39,578
Change in inventories			(101,409)	175,332
Change in other non-current assets			(48,576)	(54,593)
Change in trade accounts and notes payable			(366,061)	(793,973)
Change in other accounts payable			(30,049)	(368,239)
Change in accrued expenses			(143,222)	(35,257)
Change in other current liabilities			(1,005)	20,020
Change in other non-current liabilities			11,656	424
Change in provisions			(74,139)	(58,556)
Change in defined benefit liabilities, net			(117,221)	(142,597)

			(474,307)	(1,428,208)
Cash generated from operating activities			1,389,695	1,694,677
Income taxes paid			(129,821)	(272,435)
Interests received			25,523	32,449
Interests paid			(63,267)	(67,979)

Net cash provided by operating activities		~~W~~	1,222,130	1,386,712

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from investing activities:
Dividends received		~~W~~	59,023	20,779
Proceeds from withdrawal of deposits in banks			1,399,102	1,339,805
Increase in deposits in banks			(1,103,266)	(1,339,712)
Acquisition of investments in equity accounted investees			—	(360)
Proceeds from disposal of investments in equity accounted investees			5,150	2,490
Acquisition of property, plant and equipment			(1,603,099)	(941,209)
Proceeds from disposal of property, plant and equipment			29,497	207,369
Acquisition of intangible assets			(230,188)	(132,207)
Proceeds from disposal of intangible assets			151	—
Government grants received			730	3,200
Proceeds from settlement of derivatives			75	—
Proceeds from collection of short-term loans			4,650	—
Increase in long-term loans			(18,430)	—
Decrease in deposits			631	936
Increase in deposits			(6,898)	—
Acquisition of available-for-sale financial assets			(655)	(747)
Proceeds from disposal of available-for-sale financial assets			419	399
Acquisition of financial assets at fair value through profit or loss			(1,500)	—
Acquisition of businesses, net of cash acquired			—	(110,093)

Net cash used in investing activities			(1,464,608)	(949,350)

Cash flows from financing activities:
Proceeds from short-term borrowings			107,345	—
Repayments of short-term borrowings			—	(223,626)
Proceeds from issuance of debentures			298,784	298,778
Proceeds from long-term debt			1,143,679	—
Repayments of long-term debt			(347,693)	—
Repayments of current portion of long-term debt and debentures			(532,574)	(240,499)
Decrease in non-controlling interests			(10,658)	—
Increase in non-controlling interests			—	100,141
Dividends paid			(178,908)	(178,908)
Net cash provided by (used in) financing activities			479,975	(244,114)

Net increase in cash and cash equivalents			237,497	193,248
Cash and cash equivalents at January 1			751,662	889,839
Effect of exchange rate fluctuations on cash held			(13,384)	59,212

Cash and cash equivalents at June 30		~~W~~	975,775	1,142,299

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of June 30, 2016, the Group is operating TFT-LCD and OLED panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2016, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2016, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2016, there are 28,387,390 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of June 30, 2016

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 2,937
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	SGD 1.4
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,147
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	VND 2,187,870
Money Market Trust(*2)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 10,600

(*1)	In May 2016, the Controlling Company established LG Display Vietnam Haiphong Co., Ltd. to manufacture Display products. As of June 30, 2016, the Controlling Company has a 100% equity interest of this subsidiary and its capital stock amounts to ~~W~~117,378 million.
(*2)	During the six-month period ended June 30, 2016, the Controlling Company acquired and disposed ~~W~~140,900 million and ~~W~~130,300 million of Money Market Trust, respectively.

As of June 30, 2016, LG Display U.S.A., Inc., a subsidiary of the Controlling Company, completed its voluntary liquidation.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2015.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	Derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its consolidated financial statements as of and for the year ended December 31, 2015.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2015, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Change in Accounting Policies

(i)	K-IFRS No. 1001, Presentation of Financial Statements

The Group has applied the amendment to K-IFRS No. 1001, Presentation of Financial Statements, effective January 1, 2016. The amendment clarifies that the disclosed line items can be omitted, added, or aggregated based on materiality. In addition, the amendment clarifies that the share in the other comprehensive income of associates and joint ventures should be presented separately in the financial statements based on whether they will or will not subsequently be reclassified to profit or loss. Also, additional requirements for disclosures in the notes and others are provided.

The Group has applied the amendment to K-IFRS No. 1001 and separated the share of other comprehensive income of associates and joint ventures into the share of items that (i) will be reclassified subsequently to profit or loss or (ii) will not be reclassified subsequently to profit or loss.

The Group restated the comparative condensed consolidated interim statements of comprehensive income (loss) for each of the three-month and six-month periods ended June 30, 2015 and changes in equity for the six-month period ended June 30, 2015.

(b)	New Standards and Amendments Not Yet Adopted

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, Financial Instruments, provides revised guidance on the classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment on financial assets. K-IFRS No. 1109 also includes new general hedge accounting requirements including hedged items, hedging instruments and risk being hedged in order to expand applicable risk management strategies being utilized. K-IFRS No. 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 has not been early adopted in preparing this condensed consolidated interim financial statements.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces risk-and-reward based model with control-based model. K-IFRS No. 1115 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 has not been early adopted in preparing this condensed consolidated interim financial statements.

Management is currently assessing the potential impact on its consolidated financial statements resulting from the application of new standards.

4.	Inventories

Inventories as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	June 30, 2016		December 31, 2015
Finished goods	~~W~~	1,011,212	910,844
Work-in-process		767,980	720,221
Raw materials		346,645	389,442
Supplies		327,241	331,162

	~~W~~	2,453,078	2,351,669

For the six-month periods ended June 30, 2016 and 2015, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2016		2015
Inventories recognized as cost of sales	~~W~~	10,607,674	11,228,859
Including: inventory write-downs		324,533	436,565
Including: reversal and usage of inventory write-downs		(363,755)	(332,699)

5.	Investments in Equity Accounted Investees

Associates and Joint Ventures (Equity Method Investees) as of June 30, 2016 are as follows:

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Co., Ltd.(*1)	Suzhou, China	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV set	~~W~~	116,447
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	December 31	January 2005	Manufacture electric glass for FPDs		50,215
TLI Inc.(*2)	Seongnam, South Korea	10%	December 31	October 1998	Manufacture and sell semiconductor parts for FPDs		5,098
AVACO Co., Ltd.(*2)	Daegu, South Korea	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		12,910
New Optics Ltd.	Yangju, South Korea	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		43,489
INVENIA Co., Ltd. (Formerly, LIG INVENIA Co., Ltd.)(*2)	Seongnam, South Korea	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		1,533
WooRee E&L Co., Ltd. (*2)(*3)	Ansan, South Korea	14%	December 31	June 2008	Manufacture LED back light unit packages		9,944
LB Gemini New Growth Fund No. 16 (*4)	Seoul, South Korea	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		9,437
Can Yang Investments Limited(*2)	Hong Kong	9%	December 31	January 2010	Develop, manufacture and sell LED parts		6,513
YAS Co., Ltd.(*2)	Paju, South Korea	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		11,274
Narenanotech Corporation	Yongin, South Korea	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		24,334
AVATEC Co., Ltd.(*2)(*5)	Daegu, South Korea	17%	December 31	August 2000	Process and sell glass for FPDs		20,374
Arctic Sentinel, Inc. (Formerly, Fuhu, Inc.)(*2)	Los Angeles U.S.A.	10%	March 31	June 2008	Develop and manufacture tablet for kids		—

						~~W~~	311,568

(*1)	Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted as an equity method investment.
(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., INVENIA Co., Ltd., WooRee E&L Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., AVATEC Co., Ltd. and Arctic Sentinel, Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.

5.	Investments in Equity Accounted Investees, Continued

(*3)	In 2016, the Controlling Company’s ownership percentage in WooRee E&L Co., Ltd. (“WooRee E&L”) decreased from 21% to 14% as the Controlling Company did not participate in the capital increase of WooRee E&L. The Controlling Company recognized an impairment loss of ~~W~~6,137 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L.
(*4)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In February and June 2016, the Controlling Company received ~~W~~2,820 million and ~~W~~2,330 million, respectively, from the Fund as capital distribution. There were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*5)	In 2016, AVATEC Co., Ltd. retired its treasury stock and the Controlling Company’s ownership percentage in AVATEC Co., Ltd. increased from 16% to 17% as a result.

6.	Property, Plant and Equipment

For the six-month periods ended June 30, 2016 and 2015, the Group purchased property, plant and equipment of ~~W~~1,890,513 million and ~~W~~1,134,805 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~4,846 million and 2.28%, and ~~W~~6,914 million and 3.89% for the six-month periods ended June 30, 2016 and 2015, respectively. Also, for the six-month periods ended June 30, 2016 and 2015, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~25,034 million and ~~W~~225,045 million, respectively, and recognized ~~W~~6,951 million and ~~W~~2,488 million as gain and loss, respectively, on disposal of property, plant and equipment for the six-month period ended June 30, 2016 (gain and loss for the six-month period ended June 30, 2015: ~~W~~8,797 million and ~~W~~137 million, respectively).

7.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of June 30, 2016 and December 31, 2015 are ~~W~~253,942 million and ~~W~~187,230 million, respectively.

8.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2015.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2016 and December 31, 2015 is as follows:

(In millions of won)
	June 30, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	975,775	751,662
Deposits in banks(*)		1,476,514	1,772,350
Trade accounts and notes receivable, net		3,489,287	4,097,836
Other accounts receivable, net		129,454	105,815
Available-for-sale financial assets		232	709
Financial assets at fair value through profit or loss		1,500	—
Deposits		37,173	22,234
Loans		30,296	15,856
Derivatives		3,506	—
Other non-current financial assets		5,703	5,148

	~~W~~	6,149,440	6,771,610

(*)	As of June 30, 2016, the amount of deposits in banks restricted in use is ~~W~~70,513 million (as of December 31, 2015: ~~W~~70,513 million).

The maximum exposure to credit risk for trade accounts and notes receivable as of June 30, 2016 and December 31, 2015 by geographic region was as follows:

(In millions of won)
	June 30, 2016		December 31, 2015
Domestic	~~W~~	454,133	425,635
Euro-zone countries		259,813	382,326
Japan		232,084	156,746
United States		846,357	1,211,518
China		1,019,077	961,425
Taiwan		473,322	654,257
Others		204,501	305,929

	~~W~~	3,489,287	4,097,836

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable, other accounts receivable and other non-current financial assets as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	June 30, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Other non-current financial assets	Trade accounts and notes receivable	Other accounts receivable(*)	Other non-current financial assets
Not past due	~~W~~	3,476,767	126,178	5,761	(764)	(449)	(58)
Past due 1-15 days		4,870	2,278	—	(1)	(10)	—
Past due 16-30 days		884	192	—	—	(1)	—
Past due 31-60 days		662	1,040	—	(2)	(8)	—
Past due more than 60 days		6,979	633	—	(68)	(399)	—

	~~W~~	3,490,122	130,321	5,761	(835)	(867)	(58)

9.	Financial Instruments, Continued

(In millions of won)	December 31, 2015
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Other non-current financial assets	Trade accounts and notes receivable	Other accounts receivable(*)	Other non-current financial assets
Not past due	~~W~~	4,076,022	102,431	5,200	(1,339)	(535)	(52)
Past due 1-15 days		6,555	1,280	—	(2)	(13)	—
Past due 16-30 days		201	1,775	—	—	(12)	—
Past due 31-60 days		—	45	—	—	—	—
Past due more than 60 days		16,565	850	—	(166)	(6)	—

	~~W~~	4,099,343	106,381	5,200	(1,507)	(566)	(52)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and other non-current financial assets during the six-month period ended June 30, 2016 and the year ended December 31, 2015 are as follows:

(In millions of won)	June 30, 2016				December 31, 2015
	Trade accounts and notes receivable		Other accounts receivable	Other non- current financial assets	Trade accounts and notes receivable	Other accounts receivable	Other non- current financial assets
Balance at the beginning of the period	~~W~~	1,507	566	52	825	794	79
(Reversal of) bad debt expense		(672)	301	6	682	(228)	(27)

Balance at the reporting date	~~W~~	835	867	58	1,507	566	52

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2016.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities :
Secured bank loans	~~W~~	690,498	744,302	12,164	11,966	286,956	433,216	—
Unsecured bank loans		2,005,320	2,077,053	250,250	459,770	24,735	1,342,298	—
Unsecured bond issues		2,175,978	2,300,061	625,296	201,477	613,213	777,885	82,190
Trade accounts and notes payables		2,412,440	2,412,440	2,412,440	—	—	—	—
Other accounts payable		1,723,250	1,723,625	1,720,965	2,660	—	—	—
Other non-current liabilities		5,957	6,672	—	—	5,342	1,330	—
Derivative financial liabilities
Derivatives not qualified for hedging		2,884	2,931	333	647	1,396	555	—

	~~W~~	9,016,327	9,267,084	5,021,448	676,520	931,642	2,555,284	82,190

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of June 30, 2016 and December 31, 2015 is as follows:

(In millions)	June 30, 2016
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	398	1,603	1,760	9	1	71	1,884,804
Deposits in banks	—	—	300	—	—	—	—
Trade accounts and notes receivable	2,466	8	936	—	—	—	—
Non-trade receivable	7	10	36	12	—	3	—
Long-term non-trade receivable	5	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	251	116	7	—	—	386
Trade accounts and notes payable	(940)	(15,942)	(1,981)	—	—	—	—
Other accounts payable	(208)	(4,492)	(1,898)	(5)	(4)	(6)	(12,479)
Debt	(1,418)	—	(1,964)	—	—	—	—

Gross statement of financial position exposure	311	(18,562)	(2,695)	23	(3)	68	1,872,711
Forward exchange contracts	(200)	—	—	—	—	—	—

Net exposure	111	(18,562)	(2,695)	23	(3)	68	1,872,711

(In millions)	December 31, 2015
	USD	JPY	CNY	TWD	EUR	PLN
Cash and cash equivalents	578	1,005	866	12	—	45
Deposits in banks	—	—	1,200	—	—	—
Trade accounts and notes receivable	2,935	12	1,465	—	—	—
Non-trade receivable	20	2	101	13	—	—
Long-term non-trade receivable	4	—	—	—	—	—
Other assets denominated in foreign currencies	1	254	27	6	—	—
Trade accounts and notes payable	(1,207)	(17,016)	(1,267)	—	—	—
Other accounts payable	(541)	(13,821)	(1,352)	(7)	(2)	(11)
Debt	(1,185)	—	(1,964)	—	—	—

Net exposure	605	(29,564)	(924)	24	(2)	34

9.	Financial Instruments, Continued

Average exchange rates applied for the six-month periods ended June 30, 2016 and 2015 and the exchange rates at June 30, 2016 and December 31, 2015 are as follows:

(In won)	Average rate			Reporting date spot rate
	2016		2015	June 30, 2016	December 31, 2015
USD	~~W~~	1,161.71	1,096.74	1,164.70	1,172.00
JPY		10.74	9.04	11.32	9.72
CNY		177.67	176.75	174.67	178.48
TWD		35.85	35.57	35.94	35.51
EUR		1,312.53	1,213.35	1,295.50	1,280.53
PLN		300.60	296.92	293.16	300.79
VND		0.0520	0.0505	0.0522	0.0522

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of June 30, 2016 and December 31, 2015, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	June 30, 2016			December 31, 2015
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	3,462	9,068	24,838	33,152
JPY (5 percent weakening)		(8,240)	(7,101)	(11,340)	(9,486)
CNY (5 percent weakening)		(23,118)	(1,245)	(8,582)	1,069
TWD (5 percent weakening)		41	2	42	—
EUR (5 percent weakening)		(415)	769	(214)	270
PLN (5 percent weakening)		1,023	(45)	575	(208)
VND (5 percent weakening)		4,888	—	—	—

A stronger won against the above currencies as of June 30, 2016 and December 31, 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of June 30, 2016 and December 31, 2015 is as follows:

(In millions of won)	June 30, 2016		December 31, 2015
Fixed rate instruments
Financial assets	~~W~~	2,452,508	2,524,708
Financial liabilities		(2,378,863)	(2,289,336)

	~~W~~	73,645	235,372

Variable rate instruments
Financial liabilities	~~W~~	(2,492,933)	(1,934,895)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2016 and December 31, 2015, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2016
Variable rate instruments(*)	~~W~~	(16,243)	16,243	(16,243)	16,243
December 31, 2015
Variable rate instruments(*)	~~W~~	(14,667)	14,667	(14,667)	14,667

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)
	June 30, 2016				December 31, 2015
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	232	232		709	709
Financial assets at fair value through profit or loss		1,500	1,500		—	—
Derivatives		3,506	3,506		—	—
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	975,775	(*)		751,662	(*)
Deposits in banks		1,476,514	(*)		1,772,350	(*)
Trade accounts and notes receivable		3,489,287	(*)		4,097,836	(*)
Other accounts receivable		129,454	(*)		105,815	(*)
Deposits		37,173	(*)		22,234	(*)
Loans		30,296	(*)		15,856	(*)
Other non-current financial assets		5,703	(*)		5,148	(*)
Liabilities carried at fair value
Derivatives	~~W~~	2,884	2,884		85	85
Liabilities carried at amortized cost
Secured bank loans	~~W~~	690,498	690,498		698,192	698,192
Unsecured bank loans		2,005,320	2,009,780		1,239,914	1,239,969
Unsecured bond issues		2,175,978	2,230,852		2,286,125	2,337,835
Trade accounts and notes payable		2,412,440	(	*)	2,764,694	(	*)
Other accounts payable		1,723,250	1,723,590		1,499,722	1,499,963
Other non-current liabilities		5,957	6,516		8,402	9,005

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2015.

9.	Financial Instruments, Continued

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	June 30, 2016		December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
ARCH Venture Fund VIII, L.P.		2,013	1,378
Henghao Technology Co., Ltd.		3,372	3,372
Kyulux, Inc.		3,266	3,266

	~~W~~	11,324	10,689

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
June 30, 2016
Assets
Available-for-sale financial assets	~~W~~	232	—	—	232
Financial assets at fair value through profit or loss		—	—	1,500	1,500
Derivatives		—	3,506	—	3,506
Liabilities
Derivatives		—	—	2,884	2,884

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivatives		—	—	85	85

9.	Financial Instruments, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	June 30, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	690,498	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,009,780	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,230,852	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,723,590	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	6,516	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	698,192	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,239,969	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,499,963	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	9,005	Discounted cash flow	Discount rate

The significant discount rates applied for determination of the above fair value at the reporting date are as follows:

	June 30, 2016	December 31, 2015
Debentures, loans and others	1.01~1.86%	1.52~2.48%

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	June 30, 2016		December 31, 2015
Total liabilities	~~W~~	10,220,490	9,872,204
Total equity		12,346,499	12,704,956
Cash and deposits in banks (*1)		2,452,276	2,523,999
Borrowings (including bonds)		4,871,796	4,224,231
Total liabilities to equity ratio		83%	78%
Net borrowings to equity ratio (*2)		20%	13%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	June 30, 2016		December 31, 2015
Current
Short-term borrowings	~~W~~	109,106	—
Current portion of long-term debt		1,342,463	1,416,112

	~~W~~	1,451,569	1,416,112

Non-current
Won denominated borrowings	~~W~~	702,261	202,992
Foreign currency denominated borrowings		1,316,641	1,323,454
Bonds		1,401,325	1,281,673
Derivatives		2,884	85

	~~W~~	3,423,111	2,808,204

(b)	Short-term borrowings as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of June 30, 2016 (%)(*)	June 30, 2016		December 31, 2015
Standard Chartered Bank Korea Limited	6ML + 0.62	~~W~~	109,106	—

Foreign currency equivalent			USD 94	—

		~~W~~	109,106	—

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

Won denominated long-term debt as of June 30, 2016 and December 31, 2015 is as follows:

(In millions of won)
Lender	Annual interest rate as of June 30, 2016 (%)	June 30, 2016		December 31, 2015
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	~~W~~	3,721	4,452
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate + 0.55 CD rate (91days) + 0.74 CD rate (91days) + 0.64		500,000	—

Less current portion of long-term debt			(1,460)	(1,460)

		~~W~~	702,261	202,992

10.	Financial Liabilities, Continued

(d)	Long-term debt denominated in currencies other than won as of June 30, 2016 and December 31, 2015 is as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of June 30, 2016 (%)	June 30, 2016		December 31, 2015
China Construction Bank and others	USD : 3ML+1.30, 2.00 CNY : 4.28	~~W~~	846,865	854,654
Mizuho Bank, Ltd. and others	3ML+0.55~1.78		1,027,964	879,000
Standard Chartered Bank Korea Limited.	6ML+0.62		8,162	—

Foreign currency equivalent			USD 1,325	USD 1,185
			CNY 1,964	CNY 1,964

Less current portion of long-term debt			(566,350)	(410,200)

		~~W~~	1,316,641	1,323,454

(e)	Details of bonds issued and outstanding as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of June 30, 2016 (%)	June 30, 2016		December 31, 2015
Won denominated bonds(*)
Publicly issued bonds	August 2016~ May 2022	1.73~4.51	~~W~~	2,180,000	2,290,000
Less discount on bonds				(4,022)	(3,875)
Less current portion				(774,653)	(1,004,452)

			~~W~~	1,401,325	1,281,673

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

(a)	Recognized liabilities for defined benefit plans as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	June 30, 2016		December 31, 2015
Present value of partially funded defined benefit obligations	~~W~~	1,470,829	1,381,648
Fair value of plan assets		(1,120,912)	(1,027,850)

	~~W~~	349,917	353,798

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2016		2015	2016	2015
Current service cost	~~W~~	52,719	46,936	105,419	93,885
Net interest cost		2,570	2,817	5,140	5,633

	~~W~~	55,289	49,753	110,559	99,518

(c)	Plan assets as June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	June 30, 2016		December 31, 2015
Guaranteed deposits in banks	~~W~~	1,120,912	1,027,850

As of June 30, 2016, the Group maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

(d)	Remeasurements of net defined benefit liabilities included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2016		2015	2016	2015
Remeasurements of net defined benefit liabilities	~~W~~	(1,324)	(980)	(2,784)	(2,339)
Tax effect		321	237	674	566

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(1,003)	(743)	(2,110)	(1,773)

12.	Contingent Liabilities and Commitments

(1)	Litigations and Others

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at June 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the information plaintiffs have provided regarding damages are unreliable and may substantially change as litigation proceeds.

In December 2015, “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case. In May 2016, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at June 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at June 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. The Controlling Company has either settled with or has been dismissed from actions commenced by the above plaintiffs except Costco Wholesale Corp. As of June 30, 2016, the Controlling Company is currently defending against Costco Wholesale Corp. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Controlling Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. In April 2014, the Controlling Company filed an appeal of the class certification decision and the Ontario Divisional Court dismissed the Controlling Company’s appeal of the class certification in December 2015. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

During the six-month period ended June 30, 2016, based on the developments of the above pending proceedings, the Group updated its estimates on the amount of potential outflow of resources which resulted in an increase of provision for pending proceedings, in the amount of ~~W~~12,607 million which is offset by a decrease of ~~W~~1,267 million upon payment for the settlement. While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

12. Contingent Liabilities and Commitments, Continued

(2)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,103 million (~~W~~2,449,364 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of June 30, 2016, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling	Shinhan Bank	KRW 90,000	90,000	—	—
Company	Bank of Tokyo-Mitsubishi UFJ	USD 120	139,764	—	—

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 300	349,410	USD 123	143,013

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 75	87,353	USD 6	6,525
	Hongkong & Shanghai Banking Corp.	USD 150	174,705	USD 24	27,470
	Taishin International Bank	USD 320	372,704	—	—
	Sumitomo Mitsui Banking Corporation	USD 100	116,470	—	—

LG Display Shanghai Co., Ltd.	BNP Paribas	USD 125	145,588	—	—

LG Display Germany GmbH	Citibank	USD 160	186,352	—	—
	BNP Paribas	USD 107	124,623	—	—

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD 600	698,820	USD 248	288,846
	Sumitomo Mitsui Banking Corporation	USD 250	291,175	—	—

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD 90	104,823	—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD 64	74,541	—	—

		USD 2,341	2,726,564	USD 401	465,854

		USD 2,461		USD 401
		KRW 90,000	2,956,328	—	465,854

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

12.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of June 30, 2016, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 40 million (~~W~~46,588 million) with KEB Hana Bank, USD 80 million (~~W~~93,176 million) with Bank of China and USD 50 million (~~W~~58,235 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 200 million (~~W~~232,940 million) from KEB Hana Bank for borrowings, USD 8.5 million (~~W~~9,900 million) from Shinhan bank for value added tax payments in Poland and USD 75 million (~~W~~87,353 million) from Westchester Fire Insurance Company for ongoing legal proceeding.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (~~W~~7,925 million), CNY 4,129 million (~~W~~721,212 million), USD 5 million (~~W~~5,824 million), EUR 2.5 million (~~W~~3,239 million) and PLN 0.2 million (~~W~~59 million), respectively, for their local tax payments.

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 23 million (~~W~~26,788 million) and JPY 8,000 million (~~W~~90,572 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of June 30, 2016, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (~~W~~347,482 million) and CNY 1,964 million (~~W~~343,017 million) from China Construction Bank, as of June 30, 2016, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~1,228,294 million as pledged assets.

13.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of June 30, 2016 and December 31, 2015, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2015 to June 30, 2016.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

14.	Related Parties

(a)	Related parties

Related parties as of June 30, 2016 are as follows:

Classification	Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 5.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group as of June 30, 2016 and December 31, 2015 are as follows:

Classification	June 30, 2016	December 31, 2015
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.
	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	AVATEC Electronics Yantai Co., Ltd.	AVATEC Electronics Yantai Co., Ltd.
	New Optics USA, Inc.	New Optics USA, Inc.
	NEWOPTIX RS. SA DE CV	—

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	—	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	HiEntech Co., Ltd.	HiEntech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	LG Electronics Shenyang Inc.	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing New Technology Co., LTD	LG Electronics Nanjing New Technology Co., LTD

14.	Related Parties, Continued

Classification	June 30, 2016	December 31, 2015
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicali, S.A. DE C.V.	LG Electronics Mexicali, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	—	LG Electronics (Kunshan) Co., Ltd.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	—	Hi Logistics Europe B.V.
	—	Hi Logistics (China) Co., Ltd.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.
	Hi M Solutek	Hi M Solutek
	LG Electronics Deutschland GmbH	LG Electronics Deutschland GmbH
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd	LG Electronics S.A. (Pty) Ltd
	LG Electronics Alabama Inc.	—
	LG Innotek Yantai Co., Ltd.	—

(b)	Key management personnel compensation

Compensation costs of key management for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2016		2015	2016	2015
Short-term benefits	~~W~~	818	739	1,532	1,497
Expenses related to the defined benefit plan		203	161	711	232

	~~W~~	1,021	900	2,243	1,729

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

14.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month period ended June 30, 2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	38,003	29,902	—	—	—	357
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	14,589	—	1,993	33
New Optics USA, Inc.		—	—	—	—	236	—
NEWOPTIX RS. SA DE CV		11	—	—	—	—	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		—	—	168	3,875	—	524
TLI Inc.		—	—	17,029	—	—	987
AVACO Co., Ltd.		—	—	150	1,084	—	602
AVATEC Co., Ltd.		—	—	—	—	11,472	198
Paju Electric Glass Co., Ltd.		—	—	115,403	—	—	943
LB Gemini New Growth Fund No. 16		—	6,240	—	—	—	—
Shinbo Electric Co., Ltd.		2,057	—	79,251	—	1,129	15
Narenanotech Corporation		—	—	82	5,868	—	465
ADP System Co., Ltd.		—	—	—	1	—	—
YAS Co., Ltd.		—	—	456	1,804	—	282
WooRee E&L Co., Ltd.		—	—	—	—	—	—
AVATEC Electronics Yantai Co., Ltd.		2	—	—	—	—	—

	~~W~~	2,070	6,240	227,128	12,632	14,830	4,049

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	396,060	—	6,682	109,584	—	26,303
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	8,296	—	—	—	—	9
LG Electronics Vietnam Haiphong Co Ltd.		29,722	—	—	—	—	18
LG Electronics Nanjing New Technology Co., Ltd.		44,014	—	—	—	—	445
LG Electronics RUS, LLC		14,786	—	—	—	—	273
LG Electronics do Brasil Ltda.		37,027	—	—	—	—	108
LG Innotek Co., Ltd.		2,561	—	49,413	—	—	7,280
Qingdao LG Inspur Digital Communication Co., Ltd.		12,648	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		118,354	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V		41,835	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		109,932	—	—	—	—	181
LG Electronics Taiwan Taipei Co., Ltd.		2,259	—	—	—	—	3
LG Electronics Wroclaw Sp. Z o.o		83,003	—	—	—	—	8
LG Hitachi Water Solutions Co., Ltd.		—	—	—	20,519	—	301

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Reynosa, S.A. DE C.V.	~~W~~	214,638	—	—	—	—	513
HiEntech Co., Ltd.		—	—	—	—	—	5,763
Hientech (Tianjin) Co., LTD		—	—	—	—	—	4,345
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		62	—	—	—	—	—
LG Electronics Almaty Kazakhstan		714	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd.		3,492	—	—	—	—	16
Others		744	—	—	—	—	434

	~~W~~	724,087	—	49,413	20,519	—	19,697

	~~W~~	1,160,220	36,142	283,223	142,735	14,830	50,406

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	59,386	29,902	—	—	—	543
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	28,022	—	3,855	87
New Optics USA, Inc.		—	—	—	—	502	—
NEWOPTIX RS. SA DE CV		11	—	—	—	—	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		44	—	306	34,434	—	649
TLI Inc.		—	101	34,207	—	—	1,591
AVACO Co., Ltd.		—	128	683	31,960	—	1,351
AVATEC Co., Ltd.		—	265	—	—	33,223	639
Paju Electric Glass Co., Ltd.		—	21,030	221,638	—	—	1,451
LB Gemini New Growth Fund No. 16		—	7,598	—	—	—	—
Shinbo Electric Co., Ltd.		26,075	—	178,868	—	1,267	41
Narenanotech Corporation		17	—	237	15,994	—	537
ADP System Co., Ltd.		—	—	—	14	—	—
YAS Co., Ltd.		44	—	825	25,006	—	539
WooRee E&L Co., Ltd.		—	—	—	—	—	32
AVATEC Electronics Yantai Co., Ltd.		2	—	—	—	—	—

	~~W~~	26,193	29,122	464,786	107,408	38,847	6,917

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	864,321	—	10,251	241,969	—	35,187
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	40,562	—	—	—	—	13
LG Electronics Vietnam Haiphong Co., Ltd.		66,786	—	—	—	—	33
LG Electronics Nanjing New Technology Co., Ltd.		90,892	—	—	—	—	1,070
LG Electronics RUS, LLC		39,944	—	—	—	—	2,311
LG Electronics do Brasil Ltda.		60,871	—	—	—	—	3,021
LG Innotek Co., Ltd.		4,571	—	108,009	—	—	15,952
Qingdao LG Inspur Digital Communication Co., Ltd.		31,721	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		212,142	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V		95,300	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		215,768	—	—	—	—	259
LG Electronics Taiwan Taipei Co., Ltd.		4,258	—	—	—	—	6
LG Electronics Wroclaw Sp. Z o.o		232,844	—	—	—	—	25
LG Hitachi Water Solutions Co., Ltd.		—	—	—	26,329	—	3,978
LG Electronics Reynosa, S.A. DE C.V.		471,919	—	—	—	—	748

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
HiEntech Co., Ltd.	~~W~~	—	—	—	—	—	12,552
Hientech (Tianjin) Co., LTD		—	—	—	—	—	14,883
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	—	—	4,110
LG Electronics Almaty Kazakhstan		6,314	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd.		7,770	—	—	—	—	16
Others		2,367	—	—	—	—	1,717

	~~W~~	1,584,029	—	108,009	26,329	—	60,694

	~~W~~	2,533,929	59,024	583,046	375,706	38,847	103,341

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	57,125	—	—	—	—	—
Associates and their subsidiaries
New Optics Ltd.	~~W~~	1	—	303	—	300	200
New Optics USA, Inc.		—	—	—	—	17,938	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		—	—	19	16,606	—	—
TLI Inc.		—	—	19,681	—	—	32
AVACO Co., Ltd.		—	—	451	17,034	—	1,257
AVATEC Co., Ltd.		—	—	148	—	806	667
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	121
Paju Electric Glass Co., Ltd.		—	—	108,164	—	—	804
Shinbo Electric Co., Ltd.		81,098	—	99,729	—	17,388	13
Narenanotech Corporation		—	—	35	2,836	—	141
Glonix Co., Ltd.		—	—	793	—	—	12
ADP System Co., Ltd.		—	—	1,345	360	—	90
YAS Co., Ltd.		—	—	140	3,134	—	223

	~~W~~	81,099	—	230,808	39,970	36,432	3,560

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	409,561	—	12,476	85,427	—	70,433
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	36,604	—	—	—	—	39
LG Electronics Vietnam Haiphong Co Ltd.		25,868	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		—	—	—	—	—	160
LG Electronics Nanjing Display Co., Ltd.		35,520	—	—	—	—	287
LG Electronics RUS, LLC		18,932	—	—	—	—	92
LG Electronics do Brasil Ltda.		94,444	—	—	—	—	124
LG Electronics (Kunshan) Computer Co., Ltd.		762	—	—	—	—	—
LG Innotek Co., Ltd.		1,166	—	70,167	—	—	5,480
Qingdao LG Inspur Digital Communication Co., Ltd.		80,037	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		71,743	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V		30,107	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		87,270	—	—	—	—	290
LG Electronics Shenyang Inc.		32,840	—	—	—	—	4

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Taiwan Taipei Co., Ltd.	~~W~~	2,714	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		88,495	—	—	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	—	11,370	—	381
LG Electronics Reynosa, S.A. DE C.V.		179,790	—	—	—	—	8
HiEntech Co., Ltd.		—	—	—	—	—	6,043
Hi Business Logistics Co., Ltd.		10	—	—	—	—	7,012
Others		13	—	—	—	—	5,187

	~~W~~	786,315	—	70,167	11,370	—	25,107

	~~W~~	1,334,100	—	313,451	136,767	36,432	99,100

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	96,214	—	—	—	—	—
Associates and their subsidiaries
New Optics Ltd.	~~W~~	1	—	21,208	—	2,979	303
New Optics USA, Inc.		—	—	—	—	20,905	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		—	—	25	23,677	—	—
TLI Inc.		—	101	38,254	—	—	259
AVACO Co., Ltd.		—	128	788	43,177	—	2,416
AVATEC Co., Ltd.		—	530	278	—	14,740	687
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	748
Paju Electric Glass Co., Ltd.		—	24,058	215,685	—	—	1,071
Shinbo Electric Co., Ltd.		180,816	—	246,639	—	45,449	53
Narenanotech Corporation		—	—	204	6,440	—	407
Glonix Co., Ltd.		—	—	4,192	—	—	35
ADP System Co., Ltd.		—	—	1,676	1,949	—	260
YAS Co., Ltd.		—	—	185	11,133	—	363

	~~W~~	180,817	24,817	529,134	86,376	84,073	6,602

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	951,612	—	31,949	142,655	—	84,699

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	79,044	—	—	—	—	39
LG Electronics Vietnam Haiphong Co Ltd.		48,463	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	160
LG Electronics Nanjing Display Co., Ltd.		102,506	—	—	—	—	605
LG Electronics RUS, LLC		89,313	—	—	—	—	92
LG Electronics do Brasil Ltda.		242,883	—	—	—	—	299
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
LG Innotek Co., Ltd.		2,404	—	159,909	—	—	11,275
Qingdao LG Inspur Digital Communication Co., Ltd.		162,137	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		103,271	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		94,703	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		267,692	—	—	—	—	290
LG Electronics Shenyang Inc.		62,009	—	—	—	—	4
LG Electronics Taiwan Taipei Co., Ltd.		8,610	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		254,119	—	—	—	—	29
LG Hitachi Water Solutions Co., Ltd.		—	—	—	17,417	—	381
LG Electronics Reynosa, S.A. DE C.V.		396,495	—	—	—	—	8
HiEntech Co., Ltd.		—	—	—	—	—	12,825

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Hi Business Logistics Co., Ltd.	~~W~~	20	—	—	—	—	15,213
Others		13	—	1	—	—	8,198

	~~W~~	1,935,866	—	159,910	17,417	—	49,418

	~~W~~	3,164,509	24,817	720,993	246,448	84,073	140,719

(d)	Trade accounts and notes receivable and payable as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2016		December 31, 2015	June 30, 2016	December 31, 2015
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	28,086	14,657	—	182
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	11,679	8,584
New Optics USA, Inc.		64	—	—	5,313
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		1,000	956	4,118	6,349
TLI Inc.		—	—	12,045	15,232
AVACO Co., Ltd.		—	—	8,740	20,064
AVATEC Co., Ltd.		—	—	3,288	5,493

14.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2016		December 31, 2015	June 30, 2016	December 31, 2015
Paju Electric Glass Co., Ltd.	~~W~~	—	—	88,326	68,066
Shinbo Electric Co., Ltd.		20,093	73,549	57,678	71,231
Narenanotech Corporation		300	283	5,388	2,242
ADP System Co., Ltd.		—	—	—	615
YAS Co., Ltd.		1,000	956	1,138	5,248
WooRee E&L Co., Ltd.		—	—	—	—

	~~W~~	22,457	75,744	192,400	208,437

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	427,518	407,498	151,818	118,073
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	4,678	12,736	—	—
LG Electronics do Brasil Ltda.		21,442	5,835	58	—
LG Electronics Thailand Co., Ltd.		9,777	43,342	5	—
LG Innotek Co., Ltd.		575	311	58,123	76,240
Qingdao LG Inspur Digital Communication Co., Ltd.		8,119	30,038	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		120,740	107,450	—	—
LG Electronics Mexicali, S.A. DE C.V.		23,229	14,626	—	—
LG Electronics Mlawa Sp. z o.o.		71,409	69,879	8	—
LG Electronics Nanjing New Technology Co., Ltd.		31,690	25,195	62	87
LG Electronics Taiwan Taipei Co., Ltd.		1,543	847	—	—
LG Electronics Reynosa, S.A. DE C.V.		114,073	120,940	194	—

14.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2016		December 31, 2015	June 30, 2016	December 31, 2015
LG Electronics Wroclaw Sp. z o.o.	~~W~~	49,235	126,898	3	4
LG Hitachi Water Solutions Co., Ltd.		—	—	27,782	13,811
HiEntech Co., Ltd.		—	—	3,616	3,695
LG Electronics Vietnam Haiphong Co., Ltd.		17,112	20,296	—	—
LG Electronics Almaty Kazakhstan		—	1,532	22	—
LG Electronics S.A (Pty) Ltd.		3,399	1,406	2	—
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	643	2,245
Hientech (Tianjin) Co., LTD		—	—	2,902	966
Others		577	15,692	302	484

	~~W~~	477,598	597,023	93,722	97,532

	~~W~~	955,299	1,094,922	437,940	424,224

(e)	There were no significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the six-month periods ended June 30, 2016 and 2015.

15.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month and six-month periods ended June 30, 2016 and 2015.

(a)	Revenue by geography

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
Region	2016		2015	2016	2015
Domestic	~~W~~	459,060	518,322	990,046	1,243,341
Foreign
China		4,040,490	4,618,105	8,015,454	9,038,124
Asia (excluding China)		528,476	733,677	1,080,672	1,402,598
United States		422,822	430,984	879,070	976,366
Europe (excluding Poland)		191,209	205,502	366,557	494,229
Poland		213,085	200,995	512,544	575,276

Sub total	~~W~~	5,396,082	6,189,263	10,854,297	12,486,593

Total	~~W~~	5,855,142	6,707,585	11,844,343	13,729,934

Sales to Company A and Company B amount to ~~W~~3,780,653 million and ~~W~~2,878,485 million, respectively, for the six-month period ended June 30, 2016 (six-month period ended June 30, 2015: ~~W~~4,171,824 million and ~~W~~3,439,093 million). The Group’s top ten end-brand customers together accounted for 81% of sales for the six-month period ended June 30, 2016 (six-month period ended June 30, 2015: 81%).

(b)	Non-current assets by geography

(In millions of won)
Region	June 30, 2016			December 31, 2015
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	7,602,678	646,363	7,719,079	607,402
Foreign
China		3,206,995	17,290	2,728,047	19,946
Others		91,928	200,223	98,894	211,382

Sub total	~~W~~	3,298,923	217,513	2,826,941	231,328

Total	~~W~~	10,901,601	863,876	10,546,020	838,730

15.	Geographic and Other Information, Continued

(c)	Revenue by product

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
Product	2016		2015	2016	2015
Panels for:
Televisions	~~W~~	2,260,321	2,673,448	4,515,686	5,567,981
Desktop monitors		930,920	1,061,345	1,845,256	2,264,546
Tablet products		540,555	440,949	1,411,556	999,322
Notebook computers		529,242	614,102	1,063,956	1,249,641
Mobile and others		1,594,104	1,917,741	3,007,889	3,648,444

	~~W~~	5,855,142	6,707,585	11,844,343	13,729,934

16.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2016		2015	2016	2015
Changes in inventories	~~W~~	78,813	66,774	(101,409)	175,330
Purchases of raw materials, merchandise and others		3,033,394	3,327,127	6,425,566	6,603,051
Depreciation and amortization		788,276	858,394	1,601,280	1,709,531
Outsourcing fees		191,019	190,082	400,812	517,433
Labor costs		772,826	754,417	1,535,974	1,498,299
Supplies and others		251,080	268,410	486,150	503,176
Utility		200,554	200,297	407,726	407,313
Fees and commissions		155,921	138,609	307,643	274,143
Shipping costs		51,287	51,292	103,018	109,925
Advertising		13,774	56,226	27,836	97,387
Warranty expenses		33,178	26,556	75,193	60,275
Taxes and dues		18,350	20,123	37,748	42,595
Travel		18,794	17,250	36,438	33,179
Others		208,488	255,389	437,982	598,169

	~~W~~	5,815,754	6,230,946	11,781,957	12,629,806

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign currency loss.

17.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2016		2015	2016	2015
Salaries	~~W~~	71,584	66,695	140,099	131,976
Expenses related to defined benefit plans		7,414	6,781	14,928	13,649
Other employee benefits		20,324	17,320	40,983	36,423
Shipping costs		42,864	43,913	86,470	94,697
Fees and commissions		47,514	48,410	95,562	98,097
Depreciation		33,152	29,039	66,983	55,183
Taxes and dues		7,661	9,277	14,588	18,789
Advertising		13,774	56,226	27,836	97,387
Warranty expenses		33,178	26,556	75,193	60,275
Rent		6,358	5,850	12,749	11,522
Insurance		2,443	2,124	4,872	4,931
Travel		6,171	5,944	11,941	11,567
Training		5,312	4,648	8,466	7,386
Others		12,572	13,469	24,232	28,876

	~~W~~	310,321	336,252	624,902	670,758

18.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2016		2015	2016	2015
Foreign currency gain	~~W~~	179,798	243,224	614,334	488,255
Gain on disposal of property, plant and equipment		4,993	2,679	6,951	8,797
Commission earned		321	18	321	18
Rental income		1,301	1,266	2,689	2,237
Others		3,048	7,401	5,507	7,822

	~~W~~	189,461	254,588	629,802	507,129

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2016		2015	2016	2015
Foreign currency loss	~~W~~	188,064	211,861	638,688	434,566
Loss on disposal of property, plant and equipment		2,146	129	2,488	137
Loss on disposal of intangible assets		9	—	20	11
Impairment loss on intangible assets		—	80	85	264
Donations		1,895	3,583	4,837	6,791
Expenses related to legal proceedings or claims and others		953	7,677	14,096	124,677

	~~W~~	193,067	223,330	660,214	566,446

19.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2016		2015	2016	2015
Finance income
Interest income	~~W~~	9,415	14,599	20,462	28,455
Foreign currency gain		10,984	3,961	49,706	18,420
Gain on disposal of investments in equity accounted investees		—	22,336	—	22,336
Gain on transaction of derivatives		1,414	—	2,540	—
Gain on valuation of derivatives		1,589	—	3,506	—

	~~W~~	23,402	40,896	76,214	69,211

Finance costs
Interest expense	~~W~~	29,583	33,147	60,784	63,359
Foreign currency loss		29,031	19,893	55,549	44,422
Loss on disposal of investments in equity accounted investees		—	483	5,362	483
Loss on impairment of investments in equity accounted investees		—	—	6,137	—
Loss on sale of trade accounts and notes receivable		1,034	1,241	1,998	2,643
Loss on transaction of derivatives		1,368	—	2,380	—
Loss on valuation of derivatives		1,647	—	2,883	—

	~~W~~	62,663	54,764	135,093	110,907

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2016		2015	2016	2015
Net change in fair value of available-for-sale financial assets	~~W~~	—	14	(77)	30
Tax effect		—	(61)	19	(37)

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	—	(47)	(58)	(7)

20.	Income Taxes

(a)	Details of income tax expense for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2016		2015	2016	2015
Current tax expense	~~W~~	31,627	49,960	83,367	168,762
Deferred tax expense		63,082	94,400	2,629	123,611

Income tax expense	~~W~~	94,709	144,360	85,996	292,373

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of June 30, 2016 and December 31, 2015 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	June 30, 2016		December 31, 2015	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Other accounts receivable, net	~~W~~	—	—	(1,776)	(2,388)	(1,776)	(2,388)
Inventories, net		36,448	46,449	—	—	36,448	46,449
Available-for-sale financial assets		—	—	—	(19)	—	(19)
Defined benefit liabilities, net		58,609	58,962	—	—	58,609	58,962
Investments in equity accounted investees and subsidiaries		15,591	9,121	—	—	15,591	9,121
Accrued expenses		116,851	122,002	—	—	116,851	122,002
Property, plant and equipment		289,436	271,252	—	—	289,436	271,252
Intangible assets		453	817	(32,533)	(34,663)	(32,080)	(33,846)
Provisions		14,949	14,152	—	—	14,949	14,152
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		16,855	25,253	—	—	16,855	25,253
Tax credit carryforwards		316,201	385,017	—	—	316,201	385,017
Tax losses carryforwards		62,935	—	—	—	62,935	—

Deferred tax assets (liabilities)	~~W~~	928,339	933,036	(34,309)	(37,070)	894,030	895,966

Statutory tax rate applicable to the Controlling Company is 24.2% for the six-month period ended June 30, 2016.

21.	Earnings (loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In won and number of shares)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2016		2015	2016	2015
Profit (loss) for the period	~~W~~	(71,593,078,603)	334,995,942,035	(69,148,691,932)	793,220,044,529
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	(200)	936	(193)	2,217

For the three-month and six-month periods ended June 30, 2016 and 2015, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the six-month periods ended June 30, 2016 and 2015 are not calculated since there was no potential common stock.

22.	Subsequent event

(1)	Demerger and exchange of equity interests of Suzhou Raken Technology Co., Ltd.

In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Controlling Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. The Controlling Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and AmTRAN acquired 100% equity interest in Suzhou Raken Technology Co., Ltd., respectively, by exchanging equity interests. Upon consummation of these transactions, the Controlling Company expects to derecognize its interests in the joint venture and account for the acquisition of Suzhou Lehui Display Co., Ltd. pursuant to K-IFRS No. 1103, Business Combination.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2016 and 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of June 30, 2016, the condensed separate interim statements of comprehensive income (loss) for each of the three-month and six-month periods ended June 30, 2016 and 2015, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 12(1) to the separate financial statements, the Company has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2015, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 19, 2016, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 5, 2016

This report is effective as of August 5, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of June 30, 2016 and December 31, 2015

(In millions of won)	Note	June 30, 2016		December 31, 2015
Assets
Cash and cash equivalents	9	~~W~~	116,437	108,044
Deposits in banks	9		1,423,500	1,432,102
Trade accounts and notes receivable, net	9, 12,14		3,774,398	4,219,941
Other accounts receivable, net	9		136,538	499,882
Other current financial assets	9		8,915	3,609
Inventories	4		1,898,067	1,850,213
Prepaid income taxes			2,842	—
Other current assets			240,033	132,539

Total current assets			7,600,730	8,246,330
Deposits in banks	9		13	13
Investments	5		2,664,173	2,543,205
Other non-current financial assets	9		55,088	41,518
Property, plant and equipment, net	6		7,602,417	7,719,022
Intangible assets, net	7		646,361	607,398
Deferred tax assets	19		751,972	771,506
Other non-current assets			292,754	281,701

Total non-current assets			12,012,778	11,964,363

Total assets		~~W~~	19,613,508	20,210,693

Liabilities
Trade accounts and notes payable	9, 14	~~W~~	2,319,290	3,149,383
Current financial liabilities	9, 10		1,295,202	1,416,112
Other accounts payable	9, 14		1,266,505	1,179,010
Accrued expenses			452,631	603,003
Income tax payable			—	1,013
Provisions	12		122,620	108,545
Advances received			15,439	11,143
Other current liabilities			26,648	37,770

Total current liabilities			5,498,335	6,505,979
Non-current financial liabilities	9, 10		2,732,613	1,953,549
Non-current provisions			11,744	11,817
Defined benefit liabilities, net	11		349,149	353,223
Other non-current liabilities			65,856	56,542

Total non-current liabilities			3,159,362	2,375,131

Total liabilities			8,657,697	8,881,110

Equity
Share capital	13		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			6,915,619	7,289,333
Reserves	13		—	58

Total equity			10,955,811	11,329,583

Total liabilities and equity		~~W~~	19,613,508	20,210,693

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

(Unaudited)

For the three-month and six-month periods ended June 30, 2016 and 2015

(In millions of won, except earnings per share)	Note	For the three-month period ended June 30			For the six-month period ended June 30
		2016		2015	2016		2015
Revenue	14	~~W~~	5,375,992	6,055,644	~~W~~	10,943,462	12,405,120
Cost of sales	4,14,15		(5,010,819)	(5,299,128)		(10,223,382)	(10,596,122)

Gross profit			365,173	756,516		720,080	1,808,998
Selling expenses	16		(93,171)	(122,162)		(187,849)	(256,551)
Administrative expenses	16		(109,046)	(104,423)		(216,737)	(215,040)
Research and development expenses			(253,442)	(313,416)		(523,231)	(594,227)

Operating profit (loss)			(90,486)	216,515		(207,737)	743,180

Finance income	18		47,127	33,175		113,497	70,236
Finance costs	18		(38,221)	(40,459)		(68,322)	(69,468)
Other non-operating income	17		132,435	207,572		496,381	381,440
Other non-operating expenses	17		(116,179)	(184,740)		(495,626)	(456,878)

Profit (loss) before income tax			(65,324)	232,063		(161,807)	668,510
Income tax expense	19		73,268	63,558		30,889	165,233

Profit (loss) for the period			(138,592)	168,505		(192,696)	503,277

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	11		(1,324)	(980)		(2,784)	(2,339)
Related income tax			321	237		674	566

			(1,003)	(743)		(2,110)	(1,773)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	18		—	14		(77)	30
Related income tax			—	(3)		19	(7)

			—	11		(58)	23
Other comprehensive income (loss) for the period, net of income tax			(1,003)	(732)		(2,168)	(1,750)

Total comprehensive income (loss) for the period		~~W~~	(139,595)	167,773	~~W~~	(194,864)	501,527

Earnings (loss) per share (In Won)
Basic earnings (loss) per share	20	~~W~~	(387)	471	~~W~~	(539)	1,407

Diluted earnings (loss) per share	20	~~W~~	(387)	471	~~W~~	(539)	1,407

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2016 and 2015

(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Total equity
Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	6,583,607	276	10,624,075

Total comprehensive income for the period
Profit for the period		—	—	503,277	—	503,277
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	23	23
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,773)	—	(1,773)

Total other comprehensive income (loss)		—	—	(1,773)	23	(1,750)

Total comprehensive income for the period	~~W~~	—	—	501,504	23	501,527

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at June 30, 2015	~~W~~	1,789,079	2,251,113	6,906,203	299	10,946,694

Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	7,289,333	58	11,329,583

Total comprehensive income for the period
Loss for the period		—	—	(192,696)	—	(192,696)
Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,110)	—	(2,110)

Total other comprehensive loss		—	—	(2,110)	(58)	(2,168)

Total comprehensive loss for the period	~~W~~	—	—	(194,806)	(58)	(194,864)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at June 30, 2016	~~W~~	1,789,079	2,251,113	6,915,619	—	10,955,811

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(192,696)	503,277
Adjustments for:
Income tax expense	19		30,889	165,233
Depreciation	15		1,074,410	1,215,635
Amortization of intangible assets	15		155,170	189,798
Gain on foreign currency translation			(35,825)	(70,934)
Loss on foreign currency translation			48,770	62,517
Expenses related to defined benefit plans	11		110,392	99,383
Gain on disposal of property, plant and equipment			(29,191)	(23,865)
Loss on disposal of property, plant and equipment			2,209	131
Gain on disposal of intangible assets			(900)	—
Loss on disposal of intangible assets			20	—
Impairment loss on intangible assets			85	264
Finance income			(111,959)	(67,481)
Finance costs			54,566	66,893
Other income			(659)	(1,210)
Other expenses			68,233	170,620

			1,366,210	1,806,984
Change in trade accounts and notes receivable			433,198	197,167
Change in other accounts receivable			(71,443)	(3,496)
Change in other current assets			(86,327)	5,612
Change in inventories			(47,854)	1,318
Change in other non-current assets			(43,279)	(59,681)
Change in trade accounts and notes payable			(830,301)	(1,100,147)
Change in other accounts payable			(52,316)	(242,741)
Change in accrued expenses			(152,064)	(34,687)
Change in other current liabilities			(5,412)	2,458
Change in other non-current liabilities			11,766	431
Change in provisions			(52,185)	(49,419)
Change in defined benefit liabilities, net			(117,249)	(142,473)

			(1,013,466)	(1,425,658)
Cash generated from operating activities			160,048	884,603
Income taxes paid			(36,252)	(134,557)
Interests received			18,279	24,725
Interests paid			(48,955)	(56,679)

Net cash provided by operating activities		~~W~~	93,120	718,092

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2016 and 2015

(In millions of won)	2016		2015
Cash flows from investing activities:
Dividends received	~~W~~	514,109	329,245
Proceeds from withdrawal of deposits in banks		1,399,102	1,339,805
Increase in deposits in banks		(1,390,500)	(1,191,752)
Acquisition of investments		(127,978)	(274,037)
Proceeds from disposal of investments		5,530	20,590
Acquisition of property, plant and equipment		(790,082)	(620,432)
Proceeds from disposal of property, plant and equipment		57,701	230,007
Acquisition of intangible assets		(227,989)	(131,489)
Proceeds from disposal of intangible assets		1,056	—
Government grants received		730	2,511
Proceeds from settlement of derivatives		75	—
Proceeds from collection of short-term loans		4,650	—
Increase in long-term loans		(18,430)	—
Increase in deposits		(180)	(40)
Decrease in deposits		911	533
Acquisition of available-for-sale financial assets		—	(6)
Proceeds from disposal of available-for-sale financial assets		419	92
Acquisition of financial assets at fair value through profit or loss		(1,500)	—

Net cash used in investing activities		(572,376)	(294,973)

Cash flows from financing activities:
Proceeds from short-term borrowings		107,345	—
Repayments of short-term borrowings		—	(219,839)
Proceeds from issuance of debentures		298,784	298,778
Proceeds from long-term debt		793,002	—
Repayments of current portion of long-term debt and debentures		(532,574)	(240,499)
Dividends paid		(178,908)	(178,908)

Net cash provided by (used in) financing activities		487,649	(340,468)

Net increase in cash and cash equivalents		8,393	82,651
Cash and cash equivalents at January 1		108,044	100,558

Cash and cash equivalents at June 30	~~W~~	116,437	183,209

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of June 30, 2016, the Company is operating TFT-LCD and OLED panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2016, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2016, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2016, there are 28,387,390 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2015.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	Derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2015.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2015, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes in Accounting Policies

(i)	K-IFRS No. 1027, Separate Financial Statements

From January 1, 2016, the company adopts the amendment to K-IFRS No. 1027, Separate Financial Statements. Amendment to K-IFRS No. 1027, Separate Financial Statements, introduces equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. There is no impact of applying this amendment on the condensed separate interim financial statements.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	K-IFRS No. 1001, Presentation of Financial Statements

The Company has applied the amendment to K-IFRS No. 1001, Presentation of Financial Statements, effective January 1, 2016. The amendment clarifies that the disclosed line items can be omitted, added, or aggregated based on materiality. In addition, the amendment clarifies that the share in the other comprehensive income of associates and joint ventures should be presented separately in the financial statements based on whether they will or will not subsequently be reclassified to profit or loss. Also, additional requirements for disclosures in the notes and others are provided. There is no significant impact of applying this amendment on the condensed separate interim financial statements.

(b)	New Standards and Amendments Not Yet Adopted

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109. Financial Instruments, provides revised guidance on the classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment on financial assets. K-IFRS No. 1109 also includes new general hedge accounting requirements including hedged items, hedging instruments and risk being hedged in order to expand applicable risk management strategies being utilized. K-IFRS No. 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 has not been early adopted in preparing this condensed separate interim financial statements.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces risk-and-reward based model with control-based model. K-IFRS No. 1115 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 has not been early adopted in preparing this condensed separate interim financial statements.

Management is currently assessing the potential impact on its separate financial statements resulting from the application of new standards.

4.	Inventories

Inventories as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	June 30, 2016		December 31, 2015
Finished goods	~~W~~	606,760	542,404
Work-in-process		723,931	685,024
Raw materials		310,818	358,937
Supplies		256,558	263,848

	~~W~~	1,898,067	1,850,213

For the six-month periods ended June 30, 2016 and 2015, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2016		2015
Inventories recognized as cost of sales	~~W~~	10,223,382	10,596,122
Including: inventory write-downs		301,220	406,469
Including: reversal and usage of inventory write-downs		(342,623)	(299,948)

5.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			June 30, 2016			December 31, 2015
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Ratingen, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture Display products	100%		579,747	100%		579,747
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
LG Display U.S.A., Inc.(*1)	McAllen, U.S.A.	Manufacture and sell Display products	—		—	100%		228
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell Display products	52%		723,086	52%		723,086

5.	Investments, Continued

(In millions of won)			June 30, 2016			December 31, 2015
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Unified Innovative Technology LLC	Wilmington, U.S.A.	Manage intellectual property	100%	~~W~~	9,489	100%	~~W~~	9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A.	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*2)	Haiphong Vietnam	Manufacture Display Products	100%		117,378	—		—
Money Market Trust(*3)	Seoul, South Korea	Money market trust	100%		10,600	—		—

				~~W~~	2,394,421		~~W~~	2,266,671

(*1)	In 2015, LG Display U.S.A., Inc. (“LGDUH”) initiated voluntary liquidation and as of June 30, 2016, LGDUH completed liquidation. In March 2016, the Company received ~~W~~380 million and recognized ~~W~~152 million for the difference between the collection amount and the carrying amount as finance income.
(*2)	In May and June 2016, the Company invested ~~W~~117,378 million in aggregate and established LG Display Vietnam Haiphong Co. Ltd. to manufacture Display products.
(*3)	During the six-month period ended June 30, 2016, the Company acquired and disposed ~~W~~140,900 million and ~~W~~130,300 million of Money Market Trust, respectively.

5.	Investments, Continued

(b)	Investments in joint ventures and associates consist of the following:

(In millions of won)
			June 30, 2016			December 31, 2015
Associates and Joint Ventures	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd.	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	~~W~~	120,184	51%	~~W~~	120,184
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%		45,089	40%		45,089
TLI Inc.	Seongnam, South Korea	Manufacture and sell semiconductor parts for FPDs	10%		6,961	10%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%		6,021	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	46%		14,221
INVENIA Co., Ltd. (Formerly, LIG INVENIA Co., Ltd.)	Seongnam, South Korea	Develop and manufacture equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd. (*1)	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,268	21%		11,900
LB Gemini New Growth Fund No.16 (*2)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		2,510	31%		7,660
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		7,568	9%		7,568
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd. (*3)	Daegu, South Korea	Process and sell glass for FPDs	17%		10,600	16%		10,600
Arctic Sentinel, Inc. (Formerly, Fuhu, Inc.)	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—

				~~W~~	269,752		~~W~~	276,534

5.	Investments, Continued

(*1)	In 2016, the Company recognized an impairment loss of ~~W~~1,632 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd. (“WooRee E&L”). In 2016, the Company’s ownership percentage in WooRee E&L decreased from 21% to 14% as the Company did not participate in the capital increase of WooRee E&L.
(*2)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In February and June 2016, the Company received ~~W~~2,820 million and ~~W~~2,330 million, respectively, from the Fund as capital distribution. In conjunction with this recovery, there were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*3)	In 2016, AVATEC Co., Ltd. retired its treasury stock and the Company’s ownership percentage in AVATEC Co., Ltd. increased from 16% to 17% as a result.

For the six-month period ended June 30, 2016, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ~~W~~77,142 million.

6.	Property, Plant and Equipment

For the six-month periods ended June 30, 2016 and 2015, the Company purchased property, plant and equipment of ~~W~~972,247 million and ~~W~~864,480 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~4,846 million and 2.28%, and ~~W~~6,910 million and 3.89% for the six-month periods ended June 30, 2016 and 2015, respectively. Also, for the six-month periods ended June 30, 2016 and 2015, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~13,715 million and ~~W~~232,608 million, respectively, and recognized ~~W~~29,191 million and ~~W~~2,209 million, respectively, as gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2016 (gain and loss for the six-month period ended June 30, 2015: ~~W~~23,865 million and ~~W~~131 million, respectively).

7.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of June 30, 2016 and December 31, 2015, are ~~W~~253,942 million and ~~W~~187,230 million, respectively.

8.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2015.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2016 and December 31, 2015 is as follows:

(In millions of won)
	June 30, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	116,437	108,044
Deposits in banks(*)		1,423,513	1,432,115
Trade accounts and notes receivable, net		3,774,398	4,219,941
Other accounts receivable, net		136,538	499,882
Available-for-sale financial assets		232	709
Financial assets at fair value through profit or loss		1,500	—
Deposits		13,454	14,103
Loans		30,296	15,856
Derivatives		3,506	—
Other non-current financial assets		5,703	5,148

	~~W~~	5,505,577	6,295,798

(*)	As of June 30, 2016, the amount of deposits in banks restricted in use is ~~W~~70,513 million (as of December 31, 2015: ~~W~~70,513 million).

In addition to the financial assets above, as of June 30, 2016 and December 31, 2015, the Company provides payment guarantees of ~~W~~157,235 million and ~~W~~158,200 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable as of June 30, 2016 and December 31, 2015 by geographic region was as follows:

(In millions of won)
	June 30, 2016		December 31, 2015
Domestic	~~W~~	454,133	425,635
Euro-zone countries		289,414	477,170
Japan		242,812	139,356
United States		1,188,648	1,480,574
China		905,662	725,367
Taiwan		474,105	659,731
Others		219,624	312,108

	~~W~~	3,774,398	4,219,941

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable, other accounts receivable and other non-current financial assets as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	June 30, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Other non- current financial assets	Trade accounts and notes receivable	Other accounts receivable(*)	Other non- current financial assets
Not past due	~~W~~	3,765,970	134,717	5,761	(214)	(392)	(58)
Past due 1-15 days		1,703	1,947	—	—	(8)	—
Past due 16-30 days		39	192	—	—	(1)	—
Past due 31-60 days		167	60	—	(2)	(1)	—
Past due more than 60 days		6,803	421	—	(68)	(397)	—

	~~W~~	3,774,682	137,337	5,761	(284)	(799)	(58)

9.	Financial Instruments, Continued

(In millions of won)	December 31, 2015
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Other non- current financial assets	Trade accounts and notes receivable	Other accounts receivable(*)	Other non- current financial assets
Not past due	~~W~~	4,203,896	498,030	5,200	(434)	(388)	(52)
Past due 1-15 days		71	1,257	—	(1)	(12)	—
Past due 16-30 days		9	368	—	—	(2)	—
Past due 31-60 days		—	38	—	—	—	—
Past due more than 60 days		16,565	595	—	(165)	(4)	—

	~~W~~	4,220,541	500,288	5,200	(600)	(406)	(52)

(*)	Other accounts receivable includes non-trade receivable and accrued income.

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and other non-current financial assets during the six-month period ended June 30, 2016 and the year ended December 31, 2015 are as follows:

(In millions of won)	June 30, 2016				December 31, 2015
	Trade accounts and notes receivable		Other accounts receivable	Other non- current financial assets	Trade accounts and notes receivable	Other accounts receivable	Other non- current financial assets
Balance at the beginning of the period	~~W~~	600	406	52	10,125	477	79
(Reversal of) bad debt expense		(316)	393	6	429	(71)	(27)
Write-off		—	—	—	(9,954)	—	—

Balance at the reporting date	~~W~~	284	799	58	600	406	52

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2016.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	1,848,953	1,917,634	248,707	301,894	24,735	1,342,298	—
Unsecured bond issues		2,175,978	2,300,061	625,296	201,477	613,213	777,885	82,190
Trade accounts and notes payables		2,319,290	2,319,290	2,319,290	—	—	—	—
Other accounts payable		1,266,505	1,266,880	1,264,220	2,660	—	—	—
Other non-current liabilities		5,934	6,650	—	—	5,320	1,330	—
Payment guarantee		—	160,305	1,552	158,753	—	—	—
Derivative financial liabilities
Derivatives not qualified for hedging		2,884	2,931	333	647	1,396	555	—

	~~W~~	7,619,544	7,973,751	4,459,398	665,431	644,664	2,122,068	82,190

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of June 30, 2016 and December 31, 2015 is as follows:

(In millions)	June 30, 2016
	USD	JPY	PLN	EUR
Cash and cash equivalents	36	1,565	2	—
Trade accounts and notes receivable	2,820	2,267	—	—
Non-trade receivable	19	14	—	—
Long-term non-trade receivable	5	—	—	—
Other assets denominated in foreign currencies	—	51	—	—
Trade accounts and notes payable	(1,145)	(16,272)	—	—
Other accounts payable	(118)	(2,874)	(13)	(1)
Debt	(983)	—	—	—

Gross statement of financial position exposure	634	(15,249)	(11)	(1)
Forward exchange contracts	(200)	—	—	—

Net exposure	434	(15,249)	(11)	(1)

(In millions)	December 31, 2015
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	63	968	—	2	—
Trade accounts and notes receivable	3,228	3,666	—	—	—
Non-trade receivable	13	3	2,325	—	—
Long-term non-trade receivable	4	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,707)	(17,019)	—	—	—
Other accounts payable	(107)	(13,372)	—	(17)	(2)
Debt	(750)	—	—	—	—

Net exposure	744	(25,703)	2,325	(15)	(2)

9.	Financial Instruments, Continued

Average exchange rates applied for the six-month periods ended June 30, 2016 and 2015 and the exchange rates at June 30, 2016 and December 31, 2015 are as follows:

(In won)	Average rate			Reporting date spot rate
	2016		2015	June 30, 2016		December 31, 2015
USD	~~W~~	1,161.71	1,096.74	~~W~~	1,164.70	1,172.00
JPY		10.74	9.04		11.32	9.72
CNY		177.67	176.75		174.67	178.48
PLN		300.60	296.92		293.16	300.79
EUR		1,312.53	1,213.35		1,295.50	1,280.53

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of June 30, 2016 and December 31, 2015, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	June 30, 2016			December 31, 2015
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	19,158	19,158	33,048	33,048
JPY (5 percent weakening)		(6,543)	(6,543)	(9,469)	(9,469)
CNY (5 percent weakening)		—	—	15,727	15,727
PLN (5 percent weakening)		(122)	(122)	(171)	(171)
EUR (5 percent weakening)		(49)	(49)	(97)	(97)

A stronger won against the above currencies as of June 30, 2016 and December 31, 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of June 30, 2016 and December 31, 2015 is as follows:

(In millions of won)

	June 30, 2016		December 31, 2015
Fixed rate instruments
Financial assets	~~W~~	1,540,169	1,540,855
Financial liabilities		(2,378,864)	(2,289,334)

	~~W~~	(838,695)	(748,479)

Variable rate instruments
Financial liabilities	~~W~~	(1,646,067)	(1,080,327)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2016 and December 31, 2015, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2016
Variable rate instruments(*)	~~W~~	(9,824)	9,824	(9,824)	9,824
December 31, 2015
Variable rate instruments(*)	~~W~~	(8,189)	8,189	(8,189)	8,189

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	June 30, 2016				December 31, 2015
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	232	232		709	709
Derivatives		3,506	3,506		—	—
Financial assets at fair value through profit or loss		1,500	1,500		—	—
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	116,437	(*	)	108,044	(*	)
Deposits in banks		1,423,513	(*	)	1,432,115	(*	)
Trade accounts and notes receivable		3,774,398	(*	)	4,219,941	(*	)
Other accounts receivable		136,538	(*	)	499,882	(*	)
Deposits		13,454	(*	)	14,103	(*	)
Loans		30,296	(*	)	15,856	(*	)
Other non-current financial assets		5,703	(*	)	5,148	(*	)
Liabilities carried at fair value
Derivatives	~~W~~	2,884	2,884		85	85
Liabilities carried at amortized cost
Unsecured bank loans	~~W~~	1,848,953	1,853,413		1,083,451	1,083,506
Unsecured bond issues		2,175,978	2,230,852		2,286,125	2,337,835
Trade accounts and notes payable		2,319,290	(*	)	3,149,383	(*	)
Other accounts payable		1,266,505	1,266,845		1,179,010	1,179,251
Other non-current liabilities		5,934	6,493		8,384	8,987

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2015.

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)
	June 30, 2016		December 31, 2015
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
Henghao Technology Co., Ltd.		3,372	3,372
Kyulux Inc.		3,266	3,266

	~~W~~	9,311	9,311

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

• Level 3:	inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
June 30, 2016
Assets
Available-for-sale financial assets	~~W~~	232	—	—	232
Financial assets at fair value through profit or loss		—	—	1,500	1,500
Derivatives		—	3,506	—	3,506
Liabilities
Derivatives		—	—	2,884	2,884

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivatives		—	—	85	85

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)	June 30, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,853,413	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,230,852	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,266,845	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	6,493	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,083,506	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,179,251	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	8,987	Discounted cash flow	Discount rate

The significant discount rates applied for determination of the above fair value at the reporting date are as follows:

	June 30, 2016	December 31, 2015
Debentures, loans and others	1.01~1.86%	1.52~2.48%

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	June 30, 2016		December 31, 2015
Total liabilities	~~W~~	8,657,697	8,881,110
Total equity		10,955,811	11,329,583
Cash and deposits in banks (*1)		1,539,937	1,540,146
Borrowings (including bonds)		4,024,931	3,369,576
Total liabilities to equity ratio		79%	78%
Net borrowings to equity ratio (*2)		23%	16%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)

	June 30, 2016		December 31, 2015
Current
Short-term borrowings	~~W~~	109,106	—
Current portion of long-term debt		1,186,096	1,416,112

	~~W~~	1,295,202	1,416,112

Non-current
Won denominated borrowings	~~W~~	702,261	202,991
Foreign currency denominated borrowings		626,143	468,800
Bonds		1,401,325	1,281,673
Derivatives		2,884	85

	~~W~~	2,732,613	1,953,549

(b)	Short-term borrowings as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won and USD)

Lender	Annual interest rate as of June 30, 2016 (%)(*)	June 30, 2016		December 31, 2015
Standard Chartered Bank Korea Limited	6ML+0.62	~~W~~	109,106	—
Foreign currency equivalent			USD 94	—

		~~W~~	109,106	—

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(c)	Won denominated long-term debt as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)

Lender	Annual interest rate as of June 30, 2016 (%)	June 30, 2016		December 31, 2015
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	~~W~~	3,721	4,451
Shinhan Bank	CD rate (91 days) + 0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate + 0.55 CD rate (91 days) + 0.74 CD rate (91 days) + 0.64		500,000	—

Less current portion of long-term debt			(1,460)	(1,460)

		~~W~~	702,261	202,991

10.	Financial Liabilities, Continued

(d)	Long-term debt denominated in currencies other than won as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won and USD)

Lender	Annual interest rate as of June 30, 2016 (%)	June 30, 2016		December 31, 2015
Mizuho Bank, Ltd. and others	3ML+0.55~1.78	~~W~~	1,027,964	879,000
Standard Chartered Bank Korea Limited	6ML+0.62		8,162	—

Foreign currency equivalent			USD 890	USD 750

Less current portion of long-term debt			(409,983)	(410,200)

		~~W~~	626,143	468,800

(e)	Details of bonds issued and outstanding as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)

	Maturity	Annual interest rate as of June 30, 2016 (%)	June 30, 2016		December 31, 2015
Won denominated bonds(*)
Publicly issued bonds	August 2016~ May 2022	1.73~4.51	~~W~~	2,180,000	2,290,000
Less discount on bonds				(4,022)	(3,875)
Less current portion				(774,653)	(1,004,452)

			~~W~~	1,401,325	1,281,673

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized liabilities for defined benefit plans as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)

	June 30, 2016		December 31, 2015
Present value of partially funded defined benefit obligations	~~W~~	1,470,061	1,381,073
Fair value of plan assets		(1,120,912)	(1,027,850)

	~~W~~	349,149	353,223

11.	Employee Benefits, Continued

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)

	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Current service cost	~~W~~	52,626	46,875	105,252	93,750
Net interest cost		2,570	2,817	5,140	5,633

	~~W~~	55,196	49,692	110,392	99,383

(c)	Plan assets as of June 30, 2016 and December 31, 2015 are as follows

(In millions of won)

	June 30, 2016		December 31, 2015
Guaranteed deposits in banks	~~W~~	1,120,912	1,027,850

As of June 30, 2016, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

(d)	Remeasurements of net defined benefit liabilities included in other comprehensive income for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)

	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Remeasurements of net defined benefit liabilities	~~W~~	(1,324)	(980)	(2,784)	(2,339)
Tax effect		321	237	674	566

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(1,003)	(743)	(2,110)	(1,773)

12.	Contingent Liabilities and Commitments

(1)	Litigations and Others

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Company does not have a present obligation for this matter and has not recognized any provision at June 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the information plaintiffs have provided regarding damages are unreliable and may substantially change as litigation proceeds.

In December 2015, “DDG” and “IDT” filed a new patent infringement case against the Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case. In May 2016, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Company does not have a present obligation for this matter and has not recognized any provision at June 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Company does not have a present obligation for this matter and has not recognized any provision at June 30, 2016. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. The Company has either settled with or has been dismissed from actions commenced by the above plaintiffs except Costco Wholesale Corp. As of June 30, 2016, the Company is currently defending against Costco Wholesale Corp. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. In April 2014, the Company filed an appeal of the class certification decision and the Ontario Divisional Court dismissed the Company’s appeal of the class certification in December 2015. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

During the six-month period ended June 30, 2016, based on the developments of the above pending proceedings, the Company updated its estimates on the amount of potential outflow of resources which resulted in an increase of provision for pending proceedings, in the amount of ~~W~~12,607 million which is offset by a decrease of ~~W~~1,267 million upon payment for the settlement. While the Company continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

12.	Contingent Liabilities and Commitments, Continued

(2)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,103 million (~~W~~2,449,364 million) in connection with the Company’s export sales transactions with its subsidiaries. As of June 30, 2016, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Bank of Tokyo-Mitsubishi UFJ and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~229,764 million in connection with its domestic and export sales transactions and, as of June 30, 2016, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of June 30, 2016, the Company has agreements in relation to the opening of letters of credit up to USD 40 million (~~W~~46,588 million) with KEB Hana Bank, USD 80 million (~~W~~93,176 million) with Bank of China, USD 50 million (~~W~~58,235 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company obtained payment guarantees amounting to USD 200 million (~~W~~232,940 million) from KEB Hana Bank for borrowings, USD 8.5 million (~~W~~9,900 million) from Shinhan bank for value added tax payments in Poland and USD 75 million (~~W~~87,353 million) from Westchester Fire Insurance Company for ongoing legal proceeding. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Yantai, Co., Ltd. amounting to USD 135 million (~~W~~157,235 million) for principals and related interests.

License agreements

As of June 30, 2016, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

13.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of June 30, 2016 and December 31, 2015, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2015 to June 30, 2016.

(b)	Reserve

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

14.	Related Parties

(a)	Related parties

Related parties as of June 30, 2016 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 5.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates and joint ventures as of June 30, 2016 and December 31, 2015 are as follows:

Classification	June 30, 2016	December 31, 2015
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.
	New Optics USA, Inc.	New Optics USA, Inc.
	NEWOPTIX RS. SA DE CV	–
Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	–	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	HiEntech Co., Ltd.	HiEntech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communication Co., Ltd.	Inspur LG Digital Mobile Communication Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	–	Hi Logistics Europe B.V.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC

14.	Related Parties, Continued

Classification	June 30, 2016	December 31, 2015
	LG Electronics Nanjing New Technology Co., LTD	LG Electronics Nanjing New Technology Co., LTD
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	–	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics Singapore Pte. Ltd.	LG Electronics Singapore Pte. Ltd.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	LG Electronics Almatry Kazakhstan	LG Electronics Almatry Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.
	LG Electronics Mexicalli S.A.DE C.V.	–
	LG Electronics Reynosa S.A. DE C.V.	–
	LG Electronics Taiwan Taipei Co., Ltd.	–
	LG Electronics Shenyang Inc.	–

(b)	Key management personnel compensation

Compensation costs of key management for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Short-term benefits	~~W~~	818	739	1,532	1,497
Expenses related to the defined benefit plan		203	161	711	232

	~~W~~	1,021	900	2,243	1,729

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

14.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,076,948	—	—	—	—	13
LG Display Japan Co., Ltd.		455,246	—	—	—	—	4
LG Display Germany GmbH		352,387	—	—	—	—	1,514
LG Display Taiwan Co., Ltd.		374,919	—	—	—	—	171
LG Display Nanjing Co., Ltd.		7,297	—	—	67	110,081	1
LG Display Shanghai Co., Ltd.		384,910	—	—	—	—	67
LG Display Poland Sp. z o.o.		71	—	—	—	11,419	38
LG Display Guangzhou Co., Ltd.		5,970	—	1,721	—	413,259	2,603
LG Display Shenzhen Co., Ltd.		518,066	—	—	—	—	3
LG Display Yantai Co., Ltd.		8,905	—	7,819	—	419,789	10,441
LG Display (China) Co., Ltd.		13	—	172,575	—	—	—
LG Display Singapore Pte. Ltd.		220,321	—	—	—	—	2
L&T Display Technology (Fujian) Limited		126,418	—	—	—	—	347
Nanumnuri Co., Ltd.		13	—	—	—	—	2,321
Global OLED Technology LLC		—	—	—	—	—	1,659
LG Display Guangzhou Trading Co., Ltd.		58,564	—	—	—	—	—

	~~W~~	4,590,048	—	182,115	67	954,548	19,184

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	38,003	29,901	—	—	—	357
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	14,589	—	1,993	33
New Optics USA, Inc.		—	—	—	—	236	—
NEWOPTIX RS. SA DE CV		11	—	—	—	—	—
WooRee E&L Co., Ltd.		—	—	—	—	—	—
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		—	—	168	4,238	—	120
TLI Inc.		—	—	17,029	—	—	987
AVACO Co., Ltd.		—	—	150	1,495	—	358
AVATEC Co., Ltd.		—	—	—	—	11,472	198
Paju Electric Glass Co., Ltd.		—	—	115,403	—	—	943
LB Gemini New Growth Fund No. 16		—	6,240	—	—	—	—
Narenanotech Corporation		—	—	82	6,001	—	104
ADP System Co., Ltd.		—	—	—	1	—	—
YAS Co., Ltd.		—	—	456	1,804	—	282

	~~W~~	11	6,240	147,877	13,539	13,701	3,025

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	391,113	—	6,682	98,769	—	25,550

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	8,296	—	—	—	—	9
LG Electronics Vietnam Haiphong Co., Ltd.		29,722	—	—	—	—	18
LG Electronics Reynosa S.A. DE C.V.		12,889	—	—	—	—	257
LG Electronics do Brasil Ltda.		2,581	—	—	—	—	3
LG Electronics Kazakhstan		714	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd		3,492	—	—	—	—	16
LG Electronics Mexicalli S.A.DE C.V.		2,905	—	—	—	—	—
LG Innotek Co., Ltd.		2,561	—	49,412	—	—	1,443
LG Hitachi Water Solutions Co., Ltd.		—	—	—	20,519	—	—
Inspur LG Digital Mobile Communication Co., Ltd		75,971	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		11,651	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	5,763
Others		1,227	—	—	—	—	790

	~~W~~	152,009	—	49,412	20,519	—	8,299

	~~W~~	5,171,184	36,141	386,086	132,894	968,249	56,415

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	4,472,308	—	—	—	—	170
LG Display Japan Co., Ltd.		818,824	—	—	—	—	19
LG Display Germany GmbH		787,472	—	—	—	—	1,892
LG Display Taiwan Co., Ltd.		713,388	—	—	—	—	532
LG Display Nanjing Co., Ltd.		26,095	—	—	67	227,302	1
LG Display Shanghai Co., Ltd.		666,195	—	—	—	—	75
LG Display Poland Sp. z o.o.		221	—	—	—	24,811	50
LG Display Guangzhou Co., Ltd.		19,250	—	3,275	—	870,282	4,988
LG Display Shenzhen Co., Ltd.		910,055	—	—	—	—	5
LG Display Yantai Co., Ltd.		14,078	—	15,092	—	854,033	12,800
LG Display (China) Co., Ltd.		956	18,119	288,046	—	—	—
LG Display Singapore Pte. Ltd.		442,152	—	—	—	—	2
L&T Display Technology (Fujian) Limited		247,239	—	9	—	—	348
Nanumnuri Co., Ltd.		26	—	—	—	—	5,086
Global OLED Technology LLC		—	—	—	—	—	3,085
LG Display Guangzhou Trading Co., Ltd.		131,702	—	—	—	—	—

	~~W~~	9,249,961	18,119	306,422	67	1,976,428	29,053

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	59,386	29,901	—	—	—	543
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	28,022	—	3,855	87
New Optics USA, Inc.		—	—	—	—	502	—
NEWOPTIX RS. SA DE CV		11	—	—	—	—	—
WooRee E&L Co., Ltd.		—	—	—	—	—	32
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd.)		44	—	306	10,409	—	143
TLI Inc.		—	101	34,207	—	—	1,591
AVACO Co., Ltd.		—	128	683	4,758	—	830
AVATEC Co., Ltd.		—	265	—	—	33,223	639
Paju Electric Glass Co., Ltd.		—	21,030	221,638	—	—	1,451
LB Gemini New Growth Fund No. 16		—	7,598	—	—	—	—
Narenanotech Corporation		17	—	237	7,136	—	176
ADP System Co., Ltd.		—	—	—	14	—	—
YAS Co., Ltd.		44	—	824	25,006	—	539

	~~W~~	116	29,122	285,917	47,323	37,580	5,488

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	856,857	—	10,251	149,079	—	34,434

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	40,562	—	—	—	—	13
LG Electronics Vietnam Haiphong Co., Ltd.		66,786	—	—	—	—	33
LG Electronics Reynosa S.A. DE C.V.		19,257	—	—	—	—	492
LG Electronics do Brasil Ltda.		3,980	—	—	—	—	76
LG Electronics Kazakhstan		6,314	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd		7,770	—	—	—	—	16
LG Electronics Mexicalli S.A.DE C.V.		6,123	—	—	—	—	—
LG Innotek Co., Ltd.		4,571	—	108,008	—	—	4,558
LG-Hitachi Water Solutions		—	—	—	26,329	—	—
Inspur LG Digital Mobile Communication Co., Ltd		140,180	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		27,683	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	12,552
Others		2,093	—	1	—	—	2,671

	~~W~~	325,319	—	108,009	26,329	—	20,411

	~~W~~	10,491,639	77,142	710,599	222,798	2,014,008	89,929

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,306,018	—	1	—	—	—
LG Display Japan Co., Ltd.		431,289	—	—	—	—	914
LG Display Germany GmbH		403,376	—	—	—	—	225
LG Display Taiwan Co., Ltd.		518,787	—	—	—	—	180
LG Display Nanjing Co., Ltd.		15,744	—	1	—	93,938	—
LG Display Shanghai Co., Ltd.		380,612	—	—	—	—	10
LG Display Poland Sp. z o.o.		141	—	6	—	15,157	—
LG Display Guangzhou Co., Ltd.		6,129	—	3,501	—	424,710	2,232
LG Display Shenzhen Co., Ltd.		531,092	—	—	—	—	2
LG Display Yantai Co., Ltd.		16,413	—	10,474	—	380,787	3,042
LG Display (China) Co., Ltd.		565	—	34,500	—	—	—
LG Display Singapore Pte. Ltd.		299,410	—	—	—	—	—
L&T Display Technology (Fujian) Limited		127,499	—	—	—	—	73
Nanumnuri Co., Ltd.		13	—	—	—	—	2,101
Global OLED Technology LLC		—	—	—	—	—	1,095
LG Display Guangzhou Trading Co., Ltd.		22,783	—	—	—	—	—

	~~W~~	5,059,871	—	48,483	—	914,592	9,874

Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	57,125	—	—	—	—	—

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	~~W~~	1	—	303	—	300	200
New Optics USA, Inc.		—	—	—	—	17,938	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		—	—	19	14,975	—	—
TLI Inc.		—	—	19,681	—	—	32
AVACO Co., Ltd.		—	—	451	17,032	—	1,287
AVATEC Co., Ltd.		—	—	148	—	806	667
Paju Electric Glass Co., Ltd.		—	—	108,164	—	—	804
Narenanotech Corporation		—	—	35	2,836	—	130
Glonix Co., Ltd.		—	—	793	—	—	12
ADP System Co., Ltd.		—	—	1,345	261	—	90
YAS Co., Ltd.		—	—	140	3,134	—	223

	~~W~~	1	—	131,079	38,238	19,044	3,445

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	396,224	—	12,476	82,423	—	70,433
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	36,604	—	—	—	—	39
LG Electronics Vietnam Haiphong Co., Ltd.		25,868	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		—	—	—	—	—	160

14.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics (Kunshan) Computer Co., Ltd.	~~W~~	762	—	—	—	—	—
Hi Business Logistics Co., Ltd.		10	—	—	—	—	7,012
LG Innotek Co., Ltd.		1,166	—	70,165	—	—	465
LG Hitachi Water Solutions Co., Ltd.		—	—	—	11,370	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		19,406	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		69,447	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	6,043
Others		2,155	—	—	—	—	1,625

	~~W~~	155,418	—	70,165	11,370	—	15,344

	~~W~~	5,668,639	—	262,203	132,031	933,636	99,096

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	4,703,599	—	2	—	—	19
LG Display Japan Co., Ltd.		812,344	—	—	—	—	954
LG Display Germany GmbH		1,060,609	—	—	—	—	7,826
LG Display Taiwan Co., Ltd.		1,039,055	—	—	—	—	361
LG Display Nanjing Co., Ltd.		18,232	—	13	—	184,296	—
LG Display Shanghai Co., Ltd.		795,799	—	—	—	—	10
LG Display Poland Sp. z o.o.		320	—	11	—	30,985	—
LG Display Guangzhou Co., Ltd.		12,092	—	6,803	—	1,005,249	4,987
LG Display Shenzhen Co., Ltd.		973,275	—	—	—	—	3
LG Display Yantai Co., Ltd.		21,404	—	14,543	—	663,808	5,426
LG Display (China) Co., Ltd.		1,164	—	73,058	—	—	—
LG Display U.S.A., Inc.		4,332	—	—	—	—	—
LG Display Singapore Pte. Ltd.		645,022	—	—	—	—	—
L&T Display Technology (Fujian) Limited		271,966	—	—	—	—	142
Nanumnuri Co., Ltd.		26	—	—	—	—	4,764
Global OLED Technology LLC		—	—	—	—	—	1,997
LG Display Guangzhou Trading Co., Ltd.		22,783	—	—	—	—	—

	~~W~~	10,382,022	—	94,430	—	1,884,338	26,489

Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	96,214	—	—	—	—	—

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	~~W~~	1	—	21,208	—	2,979	303
New Optics USA, Inc.		—	—	—	—	20,905	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		—	—	25	22,046	—	—
TLI Inc.		—	101	38,254	—	—	259
AVACO Co., Ltd.		—	128	788	42,671	—	2,416
AVATEC Co., Ltd.		—	530	278	—	14,740	687
Paju Electric Glass Co., Ltd.		—	24,058	215,685	—	—	1,071
Narenanotech Corporation		—	—	204	6,440	—	396
Glonix Co., Ltd.		—	—	4,192	—	—	35
ADP System Co., Ltd.		—	—	1,676	1,678	—	260
YAS Co., Ltd.		—	—	185	11,133	—	363

	~~W~~	1	24,817	282,495	83,968	38,624	5,790

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	924,869	—	31,949	136,315	—	84,699
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	79,044	—	—	—	—	39
LG Electronics Vietnam Haiphong Co., Ltd.		48,463	—	—	—	—	—

14.	Related Parties, Continued

(In millions of won)	For the six-month period ended June 30, 2015
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Thailand Co., Ltd.	~~W~~	12,902	—	—	—	—	160
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
Hi Business Logistics Co., Ltd.		20	—	—	—	—	15,213
LG Innotek Co., Ltd.		2,404	—	159,907	—	—	1,097
LG Hitachi Water Solutions Co., Ltd.		—	—	—	17,417	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		26,791	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		145,776	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	12,825
Others		6,429	—	3	—	—	2,629

	~~W~~	331,111	—	159,910	17,417	—	31,963

	~~W~~	11,734,217	24,817	568,784	237,700	1,922,962	148,941

14.	Related Parties, Continued

d)	Trade accounts and notes receivable and payable as of June 30, 2016 and December 31, 2015 are as follows:

(In millions of won)

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2016		December 31, 2015	June 30, 2016	December 31, 2015
Subsidiaries
LG Display America, Inc.	~~W~~	1,175,285	1,476,329	1	—
LG Display Japan Co., Ltd.		243,463	139,273	4	—
LG Display Germany GmbH		290,933	477,752	208	9,862
LG Display Taiwan Co., Ltd.		474,239	659,464	67	37
LG Display Nanjing Co., Ltd.		4,556	248	34,263	37,460
LG Display Shanghai Co., Ltd.		268,745	231,673	2	73
LG Display Poland Sp. z o.o.		86	192	7,351	9,612
LG Display Guangzhou Co., Ltd.		5,403	323,252	234,514	446,336
LG Display Shenzhen Co., Ltd.		227,466	227,966	1	2
LG Display Yantai Co., Ltd.		325	62,000	260,396	623,523
LG Display (China) Co., Ltd.		7,479	4,133	71,774	23,459
LG Display Singapore Pte. Ltd.		86,029	79,360	—	—
L&T Display Technology (Fujian) Limited		87,561	91,155	205,146	206,706
Nanumnuri Co., Ltd.		—	—	799	1,299
Global OLED Technology LLC		—	—	—	2,924
LG Display Guangzhou Trading Co., Ltd.		85,994	93,775	—	—

	~~W~~	2,957,564	3,866,572	814,526	1,361,293

14.	Related Parties, Continued

(In millions of won)

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2016		December 31, 2015	June 30, 2016	December 31, 2015
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	28,086	14,657	—	182
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	11,679	8,584
New Optics USA, Inc.		64	—	—	5,313
INVENIA Co., Ltd. (LIG INVENIA Co., Ltd)		1,000	956	3,133	6,349
TLI Inc.		—	—	12,045	15,232
AVACO Co., Ltd.		—	—	6,056	8,283
AVATEC Co., Ltd.		—	—	3,288	5,493
Paju Electric Glass Co., Ltd.		—	—	88,326	68,066
Narenanotech Corporation		300	283	4,161	2,161
ADP System Co., Ltd.		—	—	—	482
YAS Co., Ltd.		1,000	956	1,138	5,248

	~~W~~	2,364	2,195	129,826	125,211

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	424,266	404,807	138,960	117,428

14.	Related Parties, Continued

(In millions of won)

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2016		December 31, 2015	June 30, 2016	December 31, 2015
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.		575	311	52,000	66,177
LG Hitachi Water Solutions Co., Ltd.		—	—	26,873	11,603
HiEntech Co., Ltd		—	—	3,616	3,695
Inspur LG Digital Mobile Communication Co., Ltd.		76,172	38,669	—	—
LG Electronics India Pvt. Ltd.		4,678	12,736	—	—
LG Electronics Vietnam Haiphong Co Ltd.		17,112	20,296	—	—
LG Electronics Mexicalli S.A.DE C.V.		5,683	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		7,111	21,472	—	—
Others		7,664	5,763	419	487

	~~W~~	118,995	99,247	82,908	81,962

	~~W~~	3,531,275	4,387,478	1,166,220	1,686,076

(e)	There were no significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the six-month periods ended June 30, 2016 and 2015.

15.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Changes in inventories	~~W~~	64,240	42,436	(47,854)	1,318
Purchases of raw materials, merchandise and others		2,310,946	2,478,494	4,886,351	5,041,898
Depreciation and amortization		585,480	704,177	1,229,580	1,405,433
Outsourcing fees		1,084,688	1,113,509	2,246,579	2,249,822
Labor costs		646,505	633,934	1,276,851	1,259,881
Supplies and others		209,986	236,672	406,126	442,508
Utility		168,843	174,907	348,972	357,940
Fees and commissions		117,656	98,322	230,947	212,894
Shipping costs		30,496	29,936	60,244	62,602
Advertising		13,767	56,212	27,814	97,349
Warranty expenses		23,222	20,896	53,492	50,074
Travel		16,337	14,829	31,656	28,323
Taxes and dues		11,239	11,386	24,427	25,043
Others		188,119	234,922	397,239	558,703

	~~W~~	5,471,524	5,850,632	11,172,424	11,793,788

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign currency loss.

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Salaries	~~W~~	48,363	45,463	94,375	89,841
Expenses related to defined benefit plans		7,158	6,555	14,437	13,201
Other employee benefits		11,836	8,015	24,239	20,492
Shipping costs		24,529	23,727	48,415	49,762
Fees and commissions		30,276	25,362	57,941	69,363
Depreciation		21,767	20,205	43,981	40,713
Taxes and dues		653	697	1,497	1,553
Advertising		13,767	56,212	27,814	97,349
Warranty expenses		23,222	20,896	53,492	50,074
Rent		2,509	2,346	4,946	4,707
Insurance		1,259	903	2,600	2,420
Travel		4,233	4,074	8,195	7,870
Training		4,815	4,242	7,690	6,700
Others		7,830	7,888	14,964	17,546

	~~W~~	202,217	226,585	404,586	471,591

17.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Foreign currency gain	~~W~~	120,010	188,383	461,360	353,881
Gain on disposal of property, plant and equipment		10,808	16,777	29,191	23,865
Gain on disposal of intangible assets		—	—	900	—
Commission earned		318	258	635	650
Rental income		931	943	1,856	1,790
Others		368	1,211	2,439	1,254

	~~W~~	132,435	207,572	496,381	381,440

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Foreign currency loss	~~W~~	111,133	173,237	474,401	325,030
Loss on disposal of property, plant and equipment		2,208	128	2,209	131
Loss on disposal of intangible assets		9	—	20	—
Impairment loss on intangible assets		—	80	85	264
Donations		1,851	3,578	4,731	6,776
Expenses related to legal proceedings or claims and others		978	7,717	14,180	124,677

	~~W~~	116,179	184,740	495,626	456,878

18.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Finance income
Interest income	~~W~~	7,364	8,625	15,768	18,114
Dividend income		36,141	—	77,142	24,817
Foreign currency gain		619	—	14,389	2,755
Gain on disposal of investments		—	—	152	—
Reversal of loss on impairment of investments		—	24,550	—	24,550
Gain on transaction of derivatives		1,414	—	2,540	—
Gain on valuation of derivatives		1,589	—	3,506	—

	~~W~~	47,127	33,175	113,497	70,236

Finance costs
Interest expense	~~W~~	22,468	27,537	46,494	52,188
Foreign currency loss		12,738	12,922	14,930	15,381
Loss on impairment of investments		—	—	1,632	1,899
Loss on sale of trade accounts and notes receivable		—	—	3	—
Loss on transaction of derivatives		1,368	—	2,380	—
Loss on valuation of derivatives		1,647	—	2,883	—

	~~W~~	38,221	40,459	68,322	69,468

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Net change in fair value of available-for-sale financial assets	~~W~~	—	14	(77)	30
Tax effect		—	(3)	19	(7)

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	—	11	(58)	23

19.	Income Taxes

(a)	Details of income tax expense for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Current tax expense	~~W~~	1,900	4,273	10,662	68,826
Deferred tax expense		71,368	59,285	20,227	96,407

Income tax expense	~~W~~	73,268	63,558	30,889	165,233

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of June 30, 2016 and December 31, 2015 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	June 30, 2016		December 31, 2015	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Other accounts receivable, net	~~W~~	—	—	(1,776)	(2,388)	(1,776)	(2,388)
Inventories, net		31,872	43,170	—	—	31,872	43,170
Available-for-sale financial assets		—	—	—	(19)	—	(19)
Defined benefit liabilities, net		58,609	58,962	—	—	58,609	58,962
Accrued expenses		115,419	120,359	—	—	115,419	120,359
Property, plant and equipment		141,201	137,393	—	—	141,201	137,393
Intangible assets		453	817	—	—	453	817
Provisions		14,949	14,152	—	—	14,949	14,152
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		12,098	14,032	—	—	12,098	14,032
Tax credit carryforwards		316,201	385,017	—	—	316,201	385,017
Tax losses carryforwards		62,935	—	—	—	62,935	—

Deferred tax assets (liabilities)	~~W~~	753,748	773,913	(1,776)	(2,407)	751,972	771,506

Statutory tax rate applicable to the Company is 24.2% for the six-month period ended June 30, 2016.

20.	Earnings (loss) per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2016 and 2015 are as follows:

(In won and number of shares)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2016		2015	2016	2015
Profit (loss) for the period	~~W~~	(138,591,862,245)	168,505,353,821	(192,695,762,272)	503,276,912,405
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	(387)	471	(539)	1,407

For the three-month and six-month periods ended June 30, 2016 and 2015, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the six-month periods ended June 30, 2016 and 2015 are not calculated since there was no potential common stock.

21.	Subsequent event

(1)	Demerger and exchange of equity interests of Suzhou Raken Technology Co., Ltd.

In July 2016, Suzhou Raken Technology Co., Ltd., a joint venture of the Company and AmTRAN Technology Co., Ltd. (“AmTRAN”), split into Suzhou Raken Technology Co., Ltd. and Suzhou Lehui Display Co., Ltd. The Company acquired 100% equity interest in Suzhou Lehui Display Co., Ltd. and AmTRAN acquired 100% equity interest in Suzhou Raken Technology Co., Ltd., respectively, by exchanging equity interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: August 16, 2016	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President